 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 1997

                                                REGISTRATION NO. 333-38053
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                                UROLOGIX, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
               MINNESOTA                             41-1697237
    (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)

                            14405 21ST AVENUE NORTH
                             MINNEAPOLIS, MN 55447
                                (612) 475-1400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                 JACK E. MEYER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                UROLOGIX, INC.
                            14405 21ST AVENUE NORTH
                             MINNEAPOLIS, MN 55447
                                (612) 475-1400
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
      THOMAS G. LOVETT, IV, ESQ.            PATRICK F. COURTEMANCHE, ESQ.
       BARBARA LANO RUMMEL, ESQ.                DORSEY & WHITNEY LLP
      LINDQUIST & VENNUM P.L.L.P.              PILLSBURY CENTER SOUTH
            4200 IDS CENTER                    220 SOUTH SIXTH STREET
          80 SOUTH 8TH STREET                MINNEAPOLIS, MN 55402-1498
         MINNEAPOLIS, MN 55402                     (612) 340-2600
            (612) 371-3211

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION

                                1,500,000 Shares           OCTOBER 23, 1997

                                     (LOGO)

                                  Common Stock

                                   --------

  All of the shares of common stock, $.01 par value per share (the "Common Stock") offered hereby are being sold by Urologix, Inc. ("Urologix" or the "Company"). The Company's Common Stock is traded on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "ULGX." On October 22, 1997, the last reported sale price for the Company's Common Stock was $23.25 per share. See "Price Range of Common Stock."

                                   --------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                      FACTORS" APPEARING ON PAGES 6 TO 11.
                                   --------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PRICE    UNDERWRITING   PROCEEDS
                                      TO     DISCOUNTS AND     TO
                                    PUBLIC    COMMISSIONS  COMPANY(1)
---------------------------------------------------------------------
Per share........................   $           $            $
---------------------------------------------------------------------
Total(2)......................... $           $            $
---------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Before deducting expenses of the offering estimated at $500,000 payable by the Company.
(2) The Company has granted the Underwriters a 30-day option to purchase up to 225,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $   , $   , and
    $   , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the
offices of BT Alex. Brown Incorporated, Baltimore, Maryland on or about       ,
1997.

BT ALEX. BROWN

                DAIN BOSWORTH
                Incorporated

                                                       PAINEWEBBER INCORPORATED

                 THE DATE OF THIS PROSPECTUS IS        , 1997.

          [Urologix Logo]

    The Targis System includes the
       stand-alone portable Targis
    Control Unit that provides all
 necessary patient connections and
                  user interfaces.

                                              [Photo of Targis System]

                                          The single-use Targis Catheter
                                          emits microwave energy from a
                                          proprietary antenna contained
                                          within the catheter.

      [Photo of Targis Catheter]

   The proprietary Urologix Targis
  technology uses microwave energy
   to preferentially heat targeted
  regions of the diseased prostate
      causing cell death. Catheter
     cooling protects the urethra,
 minimizing risk and discomfort to
 the patient both during and after
                        treatment.

                                              [Photo of transverse
                                            section of BPH prostate]

                                            Transverse section of BPH
                                          prostate showing temperature
                                             profile created by the
                                                 Targis System.



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR MAINTAIN THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND OTHER SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

   Urologix, "The Issue is Quality of Life" and Targis are trademarks of the
                                    Company.
         Trademarks of others are also referred to in this Prospectus.

                               PROSPECTUS SUMMARY

  The following summary information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  THE COMPANY

  Urologix develops, manufactures and markets minimally invasive medical devices for the treatment of urological diseases. The Company's initial product, the Targis System, is designed to treat benign prostatic hyperplasia ("BPH"), commonly known as "enlarged prostate." BPH dramatically affects the quality of life of millions of men by causing adverse changes in urinary voiding patterns. The Targis System has been approved for marketing in the United States, the 15 European Union countries, Japan and Canada. The Company is currently selling the Targis System outside the United States through distributors and intends to begin marketing the Targis System in the United States through its direct sales force in the fourth calendar quarter of 1997.

  The Targis procedure is a non-surgical, catheter-based therapy that uses a proprietary microwave technology that preferentially heats diseased areas of the prostate to a temperature sufficient to cause cell death, while simultaneously cooling and protecting the pain-sensitive urethral tissue. Because the urethra is protected from heat and is not punctured or penetrated, a Targis procedure can be performed without general or regional anesthesia or intravenous sedation. Accordingly, the procedure can be performed in a low-cost setting such as a physician's office or an outpatient clinic. The Company believes that the Targis System provides an efficacious, safe and cost-effective procedure for the treatment of BPH without the complications and side effects inherent in most current treatments, and as such, is well positioned to address the needs of physicians, patients and payors.

  Evidence of BPH typically begins to appear in men in their 50s, and by age 70 the quality of life of most men is negatively affected by BPH symptoms. These troubling symptoms include increased frequency of urination, a sudden urge to urinate and a weak flow of urine. It is estimated that at least 23 million men worldwide, including six million men in the United States, suffer moderate to severe symptoms of BPH. It is further estimated that in the United States over 70% of these men live with the symptoms of the disease, an approach known as "watchful waiting," rather than pursue surgery or prolonged drug treatment. Despite the fact that only a small portion of sufferers receive treatment, BPH-related expenditures are estimated to be $8 billion worldwide annually, with $3 billion spent annually in the United States.

  BPH has historically been treated by surgical intervention or by drug therapy. The primary surgical treatment for BPH is transurethral resection of the prostate ("TURP"), a procedure in which an electrosurgical loop is used to cut away the prostatic urethra and surrounding diseased tissue in the prostate, thereby widening the urethral channel for urine flow. The TURP procedure requires the use of general or spinal anesthesia and almost always results in post-treatment hospitalization, both of which add significantly to the total treatment cost. A significant number of patients who undergo TURP encounter both short- and long-term complications. These complications can include painful urination, retrograde ejaculation, infection, impotence, long-term incontinence, excessive bleeding and complications related to anesthesia. Drug therapy has emerged as an alternative to surgery in the last several years. While it is estimated that 1.5 million men in the United States will use drug therapy for BPH in 1997, independent clinical studies have shown that many men using drug therapy do not realize clinically significant relief from BPH symptoms. An estimated 30% to 40% of patients who initially pursue drug therapy to treat their

BPH symptoms discontinue treatment within 12 months for various reasons, including the inconvenience of the daily regimen, dissatisfaction with symptom relief and undesirable side effects ranging from dizziness, headache and fatigue to impotence, decreased libido and other sexual dysfunctions, depending on the type of drug therapy used.

  The Company's clinical studies demonstrated that most patients who received the Targis therapy experienced a significant improvement in BPH symptoms and urine flow rates, minimal complications and post-treatment discomfort, and were able to return to normal activities within a few days. As of August 1, 1997, 755 patients affected with BPH have been treated with the Company's Targis System in controlled clinical studies, including 46 patients with three-year follow-up data. The Company submitted results of its clinical studies to the United States Food and Drug Administration (the "FDA") in its premarket approval application ("PMA") in February 1997 and subsequently received FDA approval in August 1997 to market the Targis System.

  The Company will market the Targis System in the United States with a direct sales force. Beginning with the hiring of the Company's Executive Vice President of Sales and Marketing in February 1997, the Company has developed a sales and marketing team consisting of a director of marketing and a director of North American sales, geographic marketing managers, product managers, communication specialists and direct domestic sales representatives, who are all dedicated to marketing the Targis System. To date, the Company has hired and trained three sales representatives and is actively recruiting additional sales representatives. Outside the United States, the Company has developed broad-based relationships with two parties for market development and sales of the Targis System. Boston Scientific Corporation ("Boston Scientific"), a worldwide developer, manufacturer and marketer of medical devices, markets the Targis System in all countries outside the United States, except Japan. Nihon Kohden Corporation ("Nihon Kohden"), a major Japanese developer, manufacturer and marketer of medical devices, markets the Targis System in Japan. Both Boston Scientific and Nihon Kohden have marketing and sales specialists dedicated to the Targis System.

  The Company's objective is to establish itself as a leader in the design, development and commercialization of clinically effective, minimally invasive solutions for urological disorders. To date, the Company has focused on developing the Targis System for treating BPH. Key elements of the Company's strategy are to: (i) focus on the large and growing urology market; (ii) develop a domestic direct sales organization and build upon strong clinical relationships worldwide; (iii) partner with physicians to increase acceptance of the Targis System; (iv) establish and enhance strategic partnerships; and
(v) maintain technological leadership and protect technology advantages through patents.

                            RECENT DEVELOPMENTS

  On October 23, 1997, the Company announced its operating results for the quarter ended September 30, 1997. Sales increased to $2.6 million as compared to $586,000 for the quarter ended September 30, 1996. Net loss and net loss per share were $2.0 million and $.22, respectively for the quarter ended September 30, 1997, as compared to a net loss and net loss per share of $1.8 million and $.20 per share, respectively, for the quarter ended September 30, 1996.

                                  THE OFFERING

Common Stock offered hereby................ 1,500,000 shares
Common Stock to be outstanding after the
 offering(1)............................... 10,841,196 shares
Use of proceeds............................ To fund sales and marketing expenditures and expansion of manufacturing capacity and
                                            for working capital and other general
                                            corporate purposes.
Nasdaq National Market symbol.............. ULGX

--------
(1) Excludes outstanding options to purchase 973,737 shares of Common Stock as of June 30, 1997 at a weighted average exercise price of $5.47 per share under the Company's 1991 Stock Option Plan.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            YEARS ENDED JUNE 30,
                                  --------------------------------------------
                                   1993     1994     1995     1996      1997
                                  -------  -------  -------  -------  --------
STATEMENTS OF OPERATIONS DATA:
  Sales.......................... $   164  $     9  $   489  $   362  $  5,504
  Gross profit (loss)............     (90)    (170)    (296)    (815)      638
  Research and development
   expenses......................   1,478    1,598    4,099    4,811     5,049
  Sales and marketing expenses...      22      124      477    1,007     3,430
  Operating loss.................  (2,058)  (2,569)  (5,756)  (7,825)  (10,067)
  Net loss.......................  (1,997)  (2,525)  (5,427)  (7,593)   (8,234)
  Net loss per common share(1)...                   $ (0.91) $ (1.22) $  (0.90)
  Shares used in computing net
   loss per common share(1)......                     5,996    6,235     9,173

                                                             JUNE 30, 1997
                                                         ----------------------
                                                         ACTUAL  AS ADJUSTED(2)
                                                         ------- --------------
BALANCE SHEET DATA:
  Cash, cash equivalents and available-for-sale securi-
   ties................................................. $26,101    $58,384
  Working capital.......................................  27,013     59,296
  Total assets..........................................  35,582     67,865
  Total shareholders' equity............................  32,397     64,680

--------
(1) Computed on the basis described for net loss per common share in Note 2 of Notes to Financial Statements.

(2) Adjusted to give effect to the application of the estimated net proceeds of this offering at an assumed offering price of $23.25 per share.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. Statements included in this Prospectus that are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to certain risks and uncertainties that could cause actual results to differ materially. In particular, the Company's forward looking statements, including those regarding the Company's ability to: (i) successfully commercialize the Targis System, (ii) obtain satisfactory reimbursement for the Targis procedure from governmental and private payors, and (iii) achieve acceptable profit margins, could be affected by a number of risks and uncertainties including those described below.

  Uncertainty of Market Acceptance. The Targis procedure represents a new therapy for BPH, and there can be no assurance that the Targis System will gain any significant degree of market acceptance among physicians, health care payors or patients. Physicians may elect not to perform the procedure unless adequate reimbursement from health care payors is available. Health care payor acceptance of the Targis procedure will require, among other things, evidence of the cost effectiveness of the Targis procedure as compared to other BPH therapies. Patient acceptance of the procedure will depend in part on physician recommendations, as well as other factors, including the degree of invasiveness, the rate and severity of complications and other side effects associated with the procedure, as compared to other therapies. There can be no assurance as to whether and, if so, how frequently patients receiving the Targis procedure will require retreatment and whether any such retreatment would be effective or would have a negative impact on patient, physician and payor acceptance of the Targis procedure. Failure of the Targis System to achieve significant market acceptance among physicians, health care payors and patients would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Clinical Status," "--Sales and Marketing" and "--Third-Party Reimbursement."

  Uncertainty Relating to Third-Party Reimbursement. The Company's success will be largely dependent upon the extent to which satisfactory reimbursement for the Targis procedure can be obtained from health care payors for physicians performing the Targis procedure and for costs of the Targis System. In the United States and in international markets, third-party reimbursement is generally available for certain existing therapies used for treatment of BPH. Third-party reimbursement will be dependent upon decisions by the Health Care Financing Administration ("HCFA") and contract Medicare carriers for Medicare, individual managed care organizations, private insurers, foreign governmental health programs and other payors. Failure to establish sufficient reimbursement from health care payors or adverse changes in governmental and private third-party payors' policies toward reimbursement for BPH procedures could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Third-Party Reimbursement."

  Dependence on Patents and Proprietary Rights. The Company's success depends in part on its ability to protect its Targis System and technology under United States and international patent laws and other intellectual property laws and to operate without infringing upon the proprietary rights of third parties. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and, therefore, may be highly uncertain. The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. Other companies have developed or are in the process of developing medical methods and devices to transurethrally treat BPH with microwave energy. Several companies have applied for, and in some cases received, patents related to such medical methods and devices.

  One of the Company's competitors, BSD Medical Corp. ("BSD"), initiated a patent infringement lawsuit against the Company in 1992. In March 1994, the Company chose to enter into a Settlement

Agreement with BSD under which BSD granted the Company a license for the patent at issue, as well as several other patents (the "BSD Settlement Agreement"). In addition, in August 1996, the Company entered into a non-exclusive, worldwide patent license agreement with EDAP TMS S.A., a French corporation, and its subsidiary, EDAP Technomed, Inc. (collectively referred to as "EDAP"), for certain EDAP patents relating to the microwave treatment of BPH.

  In June 1996, BSD accused the Company of breaching a confidentiality provision of the BSD Settlement Agreement, and notified the Company that BSD was terminating the BSD Settlement Agreement. On July 30, 1996, the Company initiated a lawsuit against BSD to obtain a declaratory judgment that the Company had not breached the confidentiality provision of the BSD Settlement Agreement, and that the BSD Settlement Agreement remained in full force and effect. This lawsuit was filed under seal in the United States District Court for the District of Minnesota. BSD answered the Company's complaint and counterclaimed for a declaratory judgment of breach and termination of the BSD Settlement Agreement. The formal discovery period in the lawsuit has closed and the case is currently set for trial no later than April 1998. The Company believes that it has fully complied with the BSD Settlement Agreement and intends to continue complying with the BSD Settlement Agreement. The Company believes that BSD's allegations and purported termination of the BSD Settlement Agreement are without merit, although there can be no assurance that the Court will resolve the lawsuit in the Company's favor. A resolution of the Company's lawsuit in favor of BSD could result in patent litigation between the Company and BSD. See "Business--Legal Proceedings."

  There can be no assurance that the Company's Targis System does not infringe upon the patent rights or other intellectual property rights of other companies, that the Company will not be required to seek licenses from other companies, or that other companies will not pursue claims of infringement against the Company. The defense and prosecution of intellectual property suits, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings are both costly and time consuming and would result in a significant diversion of effort and resources by the Company's technical and management personnel. An adverse determination in any such litigation or proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties and pay ongoing royalties, require the Company to redesign the Targis System, or subject the Company to an injunction preventing the manufacture, use or sale of the Targis System in the United States or foreign markets. There can be no assurance that the Company could prevail in any such actions or that necessary licenses would be available to the Company on satisfactory terms or at all, or that the Company could satisfactorily redesign the Targis System. In addition to being costly, protracted litigation to defend or prosecute intellectual property could result in the Company's customers or potential customers deferring or limiting their purchase or use of the Company's products until resolution of such litigation. The occurrence of any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company has been issued 12 United States patents covering its technology and has 20 additional patent applications pending in the United States. The Company also has applied for patent coverage in a number of foreign jurisdictions. The Company either has filed or is preparing to file international applications under the Patent Cooperation Treaty ("PCT") for qualifying United States applications and is now pursuing the national phase in designated PCT countries for the first four applications. There can be no assurance, however, that any of such applications will result in patents being issued, or that the Company's issued patents, or any patents which may be issued as a result of existing or future applications, will offer any degree of protection. There can be no assurance that any of the Company's patents or patent applications will not be challenged, invalidated or circumvented in the future. In addition, litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of others. There can be no assurance that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to manufacture or market its products either in the United States or in international markets.

  The Company also relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through non-disclosure agreements with employees, consultants and other parties. There can be no assurance that these non-disclosure agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors. See "Business--Patents and Proprietary Rights."

  Reliance on Single Product. The Targis System is the Company's sole product. As such, the Company's future success is entirely reliant upon its ability to market the Targis System commercially in the United States and elsewhere. If the Company is unable to commercialize the Targis System successfully, the Company's business, financial condition and results of operations would be materially adversely affected.

  Limited Manufacturing Experience. The Company has only limited experience in manufacturing its Targis System and has only recently begun expanding its manufacturing capabilities for commercial quantities. The Company's facilities and the facilities of certain of its contract manufacturers will need to comply with applicable regulations including the FDA's quality system regulation which includes the FDA's current good manufacturing practice ("GMP") requirements, and with ISO 9001 certification requirements and other regulations. Any failure to comply with applicable requirements and regulations by the Company or its contract manufacturers could interrupt or delay manufacturing of the Targis System, which could have a material adverse effect on the Company's business, financial condition and results of operations. As commercialization occurs, the Company will need to hire and train additional staff, which may result in delays in meeting manufacturing quality and quantity requirements. If the Company is unable to make the transition to commercial production at acceptable costs, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business--Manufacturing," "--Government Regulation" and "--Employees."

  Dependence on Third-Party Distributors. To date, substantially all of the Company's revenues have been derived from sales of its Targis System through third-party distributors outside the United States. Boston Scientific has exclusive distribution rights for the Targis System in all countries outside the United States, except Japan, and Nihon Kohden has exclusive distribution rights in Japan. If either Boston Scientific or Nihon Kohden breached or terminated their agreement with the Company or encountered financial difficulties, it could have a material adverse effect on the Company's business, financial condition and results of operations. Further, the failure of either of these companies to effectively market the Company's Targis System could have an adverse effect on the Company's ability to achieve penetration of these markets and establish long-term acceptance of the Targis System.

  Contract Manufacturing; Dependence Upon Key Suppliers. The control unit for the Targis System is assembled by a contract manufacturer pursuant to a supply agreement with the Company. If for any reason the contract manufacturer is unable or unwilling to manufacture the control unit for the Company in the future, the Company could incur significant delays in obtaining a substitute contract manufacturer. In addition, the Company purchases additional components used in the Targis System from various suppliers and relies on single sources for several components. One such component is obtained from a source that has a patent for the technology. Delays could be caused if supply of this component or other components were interrupted. These delays could be extended in certain situations where a substitute contract manufacturer or a component substitution would require approval by the FDA of a PMA supplement. The Company expects to be dependent upon such manufacturers and subcontractors for the foreseeable future. Therefore, failure to obtain components from such sources or delays associated with any future component shortages could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing."
  Competition and Technological Advances. Competition in the market for treatment of BPH is intense and is expected to increase. The Company believes its principal competition will come from existing surgical therapies, such as TURP, and non-surgical alternatives, including drug therapy and watchful waiting. The Company faces and expects increasing competition from numerous other companies developing drugs and laser, radio frequency, microwave and other procedures for the treatment of BPH. Many of the Company's competitors have significantly greater financial, technical, research, marketing, sales, distribution and other resources than the Company. In addition, the Company's competitors may succeed in developing or marketing technologies and products that are more effective or commercially attractive than the Targis System. In addition, some of the Company's competitors have introduced commercially marketable competitive products prior to the Company. There can be no assurance that Urologix will be able to compete successfully against any competitors. See "Business--BPH Therapies and Their Limitations" and "-- Competition."

  Need to Comply with Government Regulation. Government regulation in the United States and other countries is a significant factor in the development and marketing of the Company's Targis System and in the Company's ongoing manufacturing and research and development activities. The Company is regulated in the United States by the FDA with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sales, marketing, advertising and promotion of the Targis System. In order to market and sell the Targis System, the Company was first required to obtain marketing approval from the FDA. In August 1997, the Company received FDA approval of the PMA for the Targis System. The FDA made the Targis System a restricted device which means that its labeling specifies requirements for the training of physicians who may use the device and that the FDA has greater control over advertising for the Targis System. The FDA also imposed a post-approval study requirement. Failure of the Company to comply with these and other post-approval requirements could result in the FDA withdrawing its approval of the PMA for the Targis System. The Company intends to comply with all post-approval requirements. The FDA's regulations require agency approval of a PMA supplement prior to marketing for certain changes if they affect the safety and effectiveness of the device. Such changes include, but are not limited to: new indications for use; the use of a different facility or establishment to manufacture, process or package the device; changes in manufacturing methods or quality control systems; changes in vendors used to supply components of the device; changes in performance or design specifications; and certain labeling changes. When clinical data are required to obtain FDA approval of a PMA supplement, such as in the event of a change in the indication for use of the Targis System, the Company will be required to obtain an investigational device exemption ("IDE") to gather the data. Approval of such an IDE could not be assured on a timely basis, or at all. There can be no assurance that the required approvals of PMA supplements for any changes to the Targis System will be granted on a timely basis or at all, and delays in receipt of, or failure to receive such approvals, or the loss of the approval of the PMA for the Targis System, would have a material adverse effect on the business, financial condition and results of operations of the Company. The FDA also imposes post-marketing controls on the Company and its products, including quality system (e.g., current good manufacturing practice), medical device reporting and other requirements. Failure to meet these extensive FDA requirements or the receipt of adverse FDA determinations regarding the Company's preclinical studies or clinical trials could subject the Company and/or its employees to injunction, fines, recall or seizure of products, total or partial suspension of production, distribution, sales and marketing, suspension or withdrawal of existing product approvals or clearances, refusals to approve or clear new applications or notices and criminal prosecution. See "Business--Government Regulation."

  Sales of medical devices outside the United States are subject to United States export requirements and foreign regulatory requirements. Legal restrictions on the sale of imported medical devices vary from country to country. The time and requirements to obtain approval by a foreign country may differ substantially from those required for FDA approval. There can be no assurance that the Company will be able to obtain regulatory approvals or clearances for its products in foreign countries. See "Business--Government Regulation."

  Product Liability Risk; Limited Insurance Coverage. The manufacture and sale of medical products entail significant risk of product liability claims. The Company maintains product liability insurance coverage of $1.0 million per occurrence and an annual aggregate maximum of $2.0 million. The Company also carries a $10.0 million umbrella insurance policy. There can be no assurance that the Company's existing insurance coverage limits are adequate to protect the Company from any liabilities it might incur in connection with the clinical trials or sales of the Targis System. In addition, the Company may require increased product liability coverage as the Targis System is commercialized. Such insurance is expensive and in the future may not be available on acceptable terms, if at all. A product liability claim or series of claims brought against the Company with respect to uninsured liabilities or in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, failure to comply with the FDA's GMP regulations could have a material adverse effect on the ability of the Company to defend against product liability lawsuits. See "Business--Product Liability and Insurance."

  Need For Additional Future Capital. The Company's capital requirements have been and will continue to be significant. To date, the Company has been dependent primarily on the net proceeds of sales of its equity securities, aggregating approximately $59.0 million. The Company currently has no committed sources of, or other arrangements with respect to, additional financing. There can be no assurance that the Company's existing capital resources, together with the net proceeds from this offering and future operating cash flows, will be sufficient to fund the Company's future operations. The Company's capital requirements will depend on numerous factors, including the expense of market introduction of the Targis System in the United States, the cost involved in protecting the proprietary rights of the Company, the cost involved in maintaining regulatory approval for the Targis System, the time and cost involved in expanding manufacturing capacity, the cost of establishing marketing, distribution, training and technical support networks and the effectiveness of these and other commercialization activities. Financing production of the Targis System in quantities necessary for commercialization will require a significant investment in working capital. This need for working capital is likely to increase to the extent that demand for the Targis System increases. In addition, should the Company choose to lease Targis System control units to customers, substantial capital could be required to finance the lease arrangements. Although the Company may finance part or all of the capital requirements associated with these leasing arrangements through equipment financing with a commercial lender, the Company has not yet obtained a commitment for such equipment financing. If the Company requires additional funding, there is no assurance that such funding will be available on acceptable terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Dependence Upon Key Employees. The Company is dependent upon a number of key management, sales and marketing, and technical personnel. The Company's ability to manage its transition from the development stage to a commercial entity will depend in large part on the efforts of these individuals. The Company's success will also depend on its ability to attract and retain additional highly qualified management, sales and marketing, and technical personnel. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more members of management or the inability to hire additional personnel as needed could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Employees" and "Management."

  Possible Issuances of Undesignated Shares; Anti-Takeover Provisions. The Board of Directors of the Company is authorized to issue up to 4,750,000 undesignated shares of capital stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the Company's shareholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any undesignated shares that may be issued in the future. The issuance of undesignated shares could have the effect of delaying, deferring or preventing a change in control of the Company, which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at a premium. The Company's Board of Directors is divided into three classes serving staggered three-year terms. The staggered terms of directors may limit the shareholders' ability to change control of the Company even if a change in control were in the shareholders' interest. Additionally, the Company has in place a shareholder rights plan, which could have the effect of discouraging tender offers or other transactions which could result in shareholders receiving a premium over the market price of Common Stock. The Company is also subject to provisions of the Minnesota Business Combination Act and the Minnesota Control Share Acquisition Act that make certain business combinations more difficult. See "Description of Capital Stock."

  Possible Volatility of Stock Price. There have been fluctuations in the market price for the Company's Common Stock. Factors such as announcements of variations in revenues or earnings or achievements of regulatory milestones by the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market has experienced price and volume fluctuations that have particularly affected companies in the health care market, resulting in changes in the market price of the stock of many companies which may not have been directly related to the operating performance of those companies. Such broad market fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

  Immediate and Substantial Dilution. Purchasers of shares of Common Stock in this offering will incur immediate and substantial dilution in the net tangible book value of their purchased shares of Common Stock (approximately $17.24 per share), at an assumed offering price of $23.25 per share. Investors may also experience additional dilution as a result of the exercise of outstanding stock options. See "Dilution."

  No Dividends. The Company has never paid any cash dividends on its Common Stock and does not anticipate paying such dividends for the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

  The Company was incorporated in Minnesota in 1991. The Company's executive offices are located at 14405 21st Avenue North, Minneapolis, Minnesota 55447, and its telephone number is (612) 475-1400.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby, at an assumed offering price of $23.25 per share, are estimated to be approximately $32.3 million ($37.2 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from this offering to fund the United States commercial market launch of the Company's Targis System, including expansion of the Company's sales and marketing force; to expand manufacturing capacity to support expected product demand in the United States and internationally; to support general corporate expansion in support of United States distribution activities; to continue research and development efforts related to the Targis System, including lowering manufacturing costs, developing product enhancements and new applications for the Company's technologies and funding continued clinical studies to further support the long-term safety and efficacy of the Targis System.

  The balance of the net proceeds will be used for working capital and other general corporate purposes. The amount and timing of the expenditures of the net proceeds for these purposes depends on numerous factors, including the status of the Company's product development efforts, competition, market acceptance of the Company's Targis System and any other products introduced by the Company. The Company has no current plans to introduce any other products in the foreseeable future. The Company may also use a portion of the net proceeds to acquire complementary businesses, products or technologies, although the Company has no agreements and is not involved in any negotiations with respect to any such transactions. Pending such uses, the Company plans to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

  The Company completed an initial public offering of its Common Stock on May 30, 1996 and its shares are publicly traded on the Nasdaq National Market under the symbol "ULGX." The following table sets forth the high and low closing prices of the Company's Common Stock for the periods indicated as reported by the Nasdaq National Market:

                                                                   HIGH   LOW
                                                                  ------ ------
FISCAL YEAR 1996
  Fourth Quarter................................................. $16.50 $12.75
FISCAL YEAR 1997
  First Quarter.................................................. $15.75 $10.38
  Second Quarter................................................. $16.50 $13.25
  Third Quarter.................................................. $19.88 $15.00
  Fourth Quarter................................................. $18.13 $12.63
FISCAL YEAR 1998
  First Quarter.................................................. $23.75 $16.00
  Second Quarter (through October 22, 1997)...................... $25.25 $21.50

  On October 3, 1997, the Company had 236 shareholders of record. On October 22, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $23.25 per share.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company presently expects to retain its earnings to finance the development and expansion of its business. The payment by the Company of cash dividends, if any, on its Common Stock in the future is subject to the discretion of the Board of Directors and will depend on the Company's earnings, financial condition, capital requirements and other relevant factors. See "Description of Capital Stock."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1997 and as adjusted to reflect the receipt and application of the estimated net proceeds from the sale of shares of Common Stock pursuant to this offering at an assumed offering price of $23.25 per share.

                                                             JUNE 30, 1997
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Capital lease obligations, less current maturities....... $     38   $     38
Shareholders' equity(1):
 Undesignated stock; $.01 par value, 4,750,000 shares au-
  thorized, no shares issued or outstanding .............       --         --
 Series A Junior Participating Preferred Stock; 250,000
  shares authorized, no shares issued or outstanding.....       --         --
 Common stock; $.01 par value, 25,000,000 shares autho-
  rized, 9,256,594 shares outstanding actual, 10,756,594
  shares outstanding as adjusted.........................       92        107
Additional paid-in capital...............................   59,131     91,399
Accumulated deficit......................................  (26,767)   (26,767)
Net unrealized loss on investments.......................      (59)       (59)
                                                          --------   --------
  Total shareholders' equity.............................   32,397     64,680
                                                          --------   --------
    Total capitalization................................. $ 32,435   $ 64,718
                                                          ========   ========

--------
(1) Excludes outstanding options to purchase 973,737 shares of Common Stock as of June 30, 1997 at a weighted average exercise price of $5.47 per share under the Company's 1991 Stock Option Plan. The Company's shareholders will consider a proposal at the Annual Meeting on November 19, 1997 to increase the number of shares of Common Stock reserved for issuance under the 1991 Stock Option Plan by 400,000 shares.

                                   DILUTION

  The net tangible book value of the Company as of June 30, 1997 was $32.4 million, or $3.50 per share of Common Stock outstanding. Net tangible book value per share represents the total amount of the Company's shareholders' equity, less intangible assets, divided by 9,256,594 shares of Common Stock outstanding.

  Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of this offering. After giving effect to the sale of 1,500,000 shares of Common Stock in this offering at an assumed offering price of $23.25 per share and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1997 would have been $64.7 million or $6.01 per share. This represents an immediate increase in net tangible book value of $2.51 per share to existing shareholders and an immediate dilution in net tangible book value of $17.24 per share to purchasers of Common Stock in this offering, as illustrated in the following table:

Assumed public offering price per share............................       $23.25
  Net tangible book value per share at June 30, 1997............... $3.50
  Increase per share attributable to new investors.................  2.51
Pro forma net tangible book value per share after the offering.....         6.01
                                                                          ------
Net tangible book value dilution per share to new investors........       $17.24
                                                                          ======

                            SELECTED FINANCIAL DATA

  The following selected financial data as of June 30, 1996 and 1997 and for the three fiscal years ended June 30, 1997 have been derived from the financial statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants, whose report appears elsewhere in this Prospectus. The following selected financial data as of June 30, 1993, 1994 and 1995 and the two years ended June 30, 1994 are derived from audited financial statements not included herein. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this Prospectus.

                                            YEARS ENDED JUNE 30,
                                   -------------------------------------------
                                    1993     1994     1995     1996     1997
                                   -------  -------  -------  -------  -------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
  Sales........................... $   164  $     9  $   489  $   362  $ 5,504
  Cost of goods sold..............     254      179      785    1,177    4,866
                                   -------  -------  -------  -------  -------
  Gross profit (loss).............     (90)    (170)    (296)    (815)     638
  Costs and expenses:
  Research and development........   1,478    1,598    4,099    4,811    5,049
  Sales and marketing.............      22      124      477    1,007    3,430
  General and administrative......     468      677      884    1,192    2,226
                                   -------  -------  -------  -------  -------
  Total costs and expenses........   1,968    2,399    5,460    7,010   10,705
                                   -------  -------  -------  -------  -------
  Operating loss..................  (2,058)  (2,569)  (5,756)  (7,825) (10,067)
  Interest income, net............      61       44      329      232    1,833
                                   -------  -------  -------  -------  -------
  Net loss........................ $(1,997) $(2,525) $(5,427) $(7,593) $(8,234)
                                   =======  =======  =======  =======  =======
  Net loss per common share(1)....                   $ (0.91) $ (1.22) $ (0.90)
  Shares used in computing net
   loss per common share(1).......                     5,996    6,235    9,173
                                                  JUNE 30,
                                   -------------------------------------------
                                    1993     1994     1995     1996     1997
                                   -------  -------  -------  -------  -------
BALANCE SHEET DATA:
  Cash, cash equivalents and
   available-for-sale securities.. $ 2,004  $ 9,093  $ 3,571  $40,844  $26,101
  Working capital.................   1,930    8,897    3,372   39,940   27,013
  Total assets....................   2,487    9,801    4,876   42,368   35,582
  Total shareholders' equity......   2,065    9,393    3,977   40,588   32,397

--------
(1) Computed on the basis described for net loss per common share in Note 2 of Notes to Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Urologix, Inc., incorporated in May 1991, has been engaged primarily in developing its proprietary Targis System to treat BPH; conducting clinical trials for the Targis System; seeking various regulatory approvals necessary to market the Targis System; and producing Targis Systems for sale outside the United States. Regulatory approvals necessary to market the Targis System in Japan and the 15 European Union countries were obtained in fiscal year 1997. In August 1997, the Company also received FDA approval to market the Targis System in the United States and intends to launch the Targis System in the United States during the fourth calendar quarter of 1997. The Company's Targis System consists of a control unit and a procedure kit, which includes the microwave delivery system incorporated in a catheter, a cooling bag and a rectal thermosensing unit. The Company's revenues to date consist primarily of Targis System sales to its two international distributors.

  The Company intends to market the Targis System through a direct sales force in the United States. Internationally, the Company has developed broad-based relationships with two parties for market development and sales of the Targis System. Boston Scientific, a worldwide developer, manufacturer and marketer of medical devices, has exclusive distribution rights for the Targis System in all countries outside the United States, except Japan. Nihon Kohden, a major Japanese developer, manufacturer and marketer of medical devices, has exclusive distribution rights in Japan for the Targis System.

  Since inception, the Company has experienced operating losses and anticipates that its operating losses will continue for the foreseeable future. Expenditures will be primarily related to the Targis System market introduction in the United States, scale-up of commercial manufacturing, clinical trials and research and development activities.

  The Company expects sales of the Targis System to account for all of its revenues for the foreseeable future. In the United States, the Company intends to offer urologists the option to purchase or lease the Targis System control unit. The leases will either be offered under a third-party leasing arrangement or directly from the Company. Revenues from the sale of Targis System control units and disposable procedure kits will be recognized upon shipment.

RESULTS OF OPERATIONS

 Fiscal Years Ended June 30, 1997 and 1996

  Sales increased to $5.5 million in fiscal year 1997 from $362,000 in fiscal year 1996 due to sales of the Targis System to the Company's international distributors following marketing approvals obtained during fiscal 1997 in the European Union and Japan. Following United States FDA marketing approval of the Targis System in August 1997, the Company expects sales to increase in fiscal 1998.

  Cost of goods sold includes costs incurred in connection with the production of Targis Systems, including manufacturing and quality assurance overhead. Costs of goods sold increased to $4.9 million in fiscal year 1997 from $1.2 million in fiscal year 1996 due primarily to the increase in sales of the Targis System. The Company expects further increases in cost of goods sold as sales increase and production capacity is increased in anticipation of the United States launch of the Targis System. If sales of the Targis System increase, the Company expects costs of goods sold, as a percent of sales, to decrease due to efficiencies obtained from higher production volumes.

  Research and development expenses include those costs associated with the development and protection of the Company's Targis System intellectual property, treatment of patients participating in clinical trials, the accumulation of outcome data to substantiate clinical results and the preparation and submission of applications for regulatory approvals. These costs increased slightly in fiscal 1997 over fiscal 1996 due primarily to costs associated with the filing of the PMA for the Targis System with the FDA and clinical studies conducted to establish the safety and efficacy of the Targis System. Research and development expenses are expected to increase in fiscal 1998 due to continuing clinical study expenses and product development projects to further develop the Company's technologies.

  Sales and marketing expenses increased to $3.4 million in fiscal 1997 from $1.0 million in fiscal 1996, due primarily to costs associated with the marketing launch of the Targis System in Europe and Japan and preparation for the United States marketing launch. These preparations included the hiring of sales and marketing management, preparation of promotional materials, recruitment of field sales representatives and efforts related to obtaining third-party reimbursement for the Targis System. The Company expects sales and marketing expenses to increase significantly as it commercially launches the Targis System in the United States, including the expected significant expansion of its direct sales force, and continues supporting its international distributors' sales efforts.

  General and administrative expenses increased to $2.2 million in fiscal 1997 from $1.2 million in fiscal 1996 due to administrative costs associated with an increase in employees in connection with the Company's growth and commencement of sales activities, and costs related to the Company's external reporting obligations as a public company.

  Interest income increased significantly during fiscal year 1997, due primarily to income from the investment of proceeds from the Company's initial public offering, completed in June 1996.

 Fiscal Years Ended June 30, 1996 and 1995

  Sales decreased to $362,000 in fiscal 1996, from $489,000 in fiscal 1995, due primarily to a higher number of Targis Control Units being placed in clinical sites and reimbursed in 1995 than in 1996.

  Cost of goods sold increased to $1.2 million for fiscal 1996 from $785,000 for fiscal 1995 due to increased production levels, expansion costs incurred in preparation for commercial sales of the Targis System and costs related to bringing the Company's manufacturing process into compliance with ISO 9001 standards.

  Research and development expenses increased to $4.8 million for fiscal 1996 from $4.1 million in fiscal 1995. The increase was the result of several factors, including increased contract development expenditures to upgrade the Targis System to its latest generation; higher employee compensation due to the addition of technical and supervisory personnel, an increase worldwide in the number of patients treated; and additional submissions to the FDA of certain Targis System IDE supplements.

  Sales and marketing expenses increased to $1.0 million for fiscal 1996 from $477,000 for fiscal 1995, due primarily to the establishment of a sales office in the United Kingdom during the latter part of fiscal 1995. The Company closed this sales office during fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its operations since inception through sales of equity securities and, to a lesser extent, sales of the Targis System to its distributors. Through June 30, 1997, the Company had received approximately $59.0 million in net proceeds from equity financings. During fiscal 1997, the Company used approximately $11.5 million of cash for operating activities and property and equipment purchases funded primarily by proceeds from the sale of available-for-sale securities. As of June 30, 1997, the Company had total cash, cash equivalents and available-for-sale securities of $26.1 million, and working capital of $27.0 million.

  In August 1996, the Company entered into a worldwide license agreement with EDAP under which EDAP granted Urologix a non-exclusive license for certain EDAP patents relating to the microwave treatment of BPH. Although the terms of the license agreement are confidential, they include an initial license fee as well as prepaid and ongoing royalty payments, subject to a maximum royalty.

  The Company expects to continue to incur additional losses, and will require additional working capital, as it incurs substantial expenses related to the Targis System market introduction in the United States, expansion of manufacturing capacity, clinical trials and research and development activities. In addition, should the Company choose to lease Targis System control units to customers, substantial capital could be required to finance the lease arrangements. Although the Company may finance part or all of the capital requirements associated with these leasing arrangements through equipment financing with a commercial lender, the Company has not yet obtained a commitment for such equipment financing. Although the Company believes that existing cash, cash equivalents and available-for-sale securities will be sufficient to fund its operations for at least the next 12 months, there can be no assurance that the Company will not require additional financing in the future or that any additional financing will be available to the Company on satisfactory terms, if at all.

                                   BUSINESS

OVERVIEW

  Urologix develops, manufactures and markets minimally invasive medical devices for the treatment of urological diseases. The Company's initial product, the Targis System, is designed to treat benign prostatic hyperplasia ("BPH"), commonly known as "enlarged prostate." BPH dramatically affects the quality of life of millions of men often by causing adverse changes in urinary voiding patterns. The Targis System has been approved for marketing in the United States, the 15 European Union countries, Japan and Canada. The Company is currently selling the Targis System outside the United States through distributors and intends to begin marketing the Targis System in the United States through its direct sales force in the fourth calendar quarter of 1997.

  The Targis procedure is a non-surgical, catheter-based therapy that uses a proprietary microwave technology that preferentially heats diseased areas of the prostate to a temperature sufficient to cause cell death, while simultaneously cooling and protecting the pain-sensitive urethral tissue. Because the urethra is protected from heat and is not punctured or penetrated, a Targis procedure can be performed without general or regional anesthesia or intravenous sedation. Accordingly, the procedure can be performed in a low-cost setting such as a physician's office or an outpatient clinic. The Company believes that the Targis System provides an efficacious, safe and cost-effective procedure for the treatment of BPH without the complications and side effects inherent in most current treatments, and as such, is well positioned to address the needs of physicians, patients and payors.

  The Company's clinical studies demonstrated that most patients who received the Targis therapy experienced a significant improvement in BPH symptoms and urine flow rates, minimal complications and post-treatment discomfort, and were able to return to normal activities within a few days. As of August 1, 1997, 755 patients affected with BPH have been treated with the Company's Targis System in controlled clinical studies, including 46 patients with three-year follow-up data. The Company submitted results of its clinical studies to the United States Food and Drug Administration (the "FDA") in its premarket approval application ("PMA") in February 1997 and subsequently received FDA approval to market the Targis System in August 1997.

  The Company will market the Targis System in the United States with a direct sales force. Beginning with the hiring of its Executive Vice President of Sales and Marketing in February 1997, the Company has developed a sales and marketing team consisting of a director of marketing and a director of North American sales, geographic marketing managers, product managers, communication specialists and direct domestic sales representatives, who are all dedicated to marketing the Targis System. To date, the Company has hired and trained three sales representatives and is actively recruiting additional sales representatives. Outside the United States, the Company has developed broad-based relationships with two parties for market development and sales of the Targis System. Boston Scientific Corporation ("Boston Scientific"), a worldwide developer, manufacturer and marketer of medical devices, markets the Targis System in all countries outside the United States, except Japan. Nihon Kohden Corporation ("Nihon Kohden"), a major Japanese developer, manufacturer and marketer of medical devices, markets the Targis System in Japan. Both Boston Scientific and Nihon Kohden have marketing and sales specialists dedicated to the Targis System.

BENIGN PROSTATIC HYPERPLASIA

  BPH is a non-cancerous urological disease in which the prostate enlarges and constricts the urethra. Symptoms associated with BPH affect the quality of life of millions of sufferers worldwide and BPH can lead to irreversible bladder or kidney damage. The prostate is a walnut-size gland surrounding the male urethra (the channel that carries urine from the bladder out of the body) that is located just below the bladder and adjacent to the rectum. The prostate produces seminal fluid and plays a key role in sperm preservation and transportation. While the actual cause of BPH is not fully understood, it is known that as men reach middle age, cells within the prostate that are located primarily lateral, medial and anterior to the urethra (the "transition zone") begin to grow at an increasing rate. As the transition zone of the prostate expands, it compresses or impinges upon other portions of the prostate gland and the urethra, thereby restricting the normal passage of urine. This constriction of the urethra may require a patient to exert excessive bladder pressure to begin urination. If the patient cannot generate sufficient force to adequately void urine from the bladder, the possibility of infection and bladder and kidney damage increases. BPH patients also typically suffer from a variety of troubling symptoms, which primarily relate to changes in urinary voiding and may have a significant impact on a patient's quality of life. These symptoms include:

  . increased frequency of urination     . stopping and starting of flow
    duringthe day and night                during urination
  . sudden urge to urinate               . weak flow of urine
  . difficulty in starting urination     . sensation of incompleteness in
                                           emptying of the bladder

  The American Urological Association ("AUA") has developed and statistically validated a system of evaluating and monitoring BPH symptom severity called the AUA Symptom Score. This score is composed of the sum of the patient's responses to seven questions generally relating to the symptoms described above. The patient ranks a symptom on a scale of 0-5, with 5 being most severe. The Agency for Health Care Policy and Research ("AHCPR") has recommended that patients with a total score of less than 8 not be considered candidates for BPH treatment of any kind. A patient with a total score of 8 to 19 is considered to have moderate symptoms of BPH, and a patient with a total score of 20 or greater is classified as having severe symptoms. Other methods of diagnosing BPH and its severity include measuring urinary flow rates (a ratio of the volume of urine voided to duration of voiding expressed in milliliters per second), pressure flow data (intravesical pressure required to urinate) and residual urine in the bladder after voiding.

  Following is a diagram of the anatomy affected by BPH:


[Diagram of Transverse Section
    Normal Prostate]





  [Drawing of partial human male
anatomy, including bladder, prostate,
      rectum and urethra]

                                       [Diagram of BPH Prostate]

  Evidence of BPH typically begins to appear in men in their 50s, and by age 70, the quality of life of most men is negatively affected by BPH symptoms. Medical sources estimate that the percentage of men suffering from symptoms of BPH is approximately 30% for men in their 50s and increases to more than 75% for men over age 80. The following chart sets forth the Company's estimates of the number of men, both in the United States, and in Europe, Japan and Canada, who suffer moderate to severe symptoms of BPH and reduced urine flow rates, and the approximate number of men who elected to pursue treatment for their symptoms in 1996:

                                                     EUROPE, JAPAN
MALE POPULATION                        UNITED STATES  AND CANADA      TOTAL
---------------                        ------------- ------------- -----------
Over age 50 ..........................   31 million    90 million  121 million
Moderate to severe BPH symptoms and
 reduced urine flow rates ............    6 million    17 million   23 million
Treated for BPH ......................  1.7 million   1.7 million  3.4 million

  Because BPH is an age-related disorder, the number of men with moderate to severe symptoms of BPH is expected to double in the United States by the year 2020 as a result of the aging population. The Company expects similar increases to occur worldwide. Total BPH related expenditures in the United States are currently estimated to be approximately $3 billion annually. Outside the United States, BPH expenditures are currently estimated at $5 billion annually. Europe and Japan are estimated to account for 70% of the BPH treatment market outside the United States.

  With the introduction of drug therapies, which cause fewer complications than surgery, as well as substantial advertising by pharmaceutical companies, the number of men receiving treatment has grown dramatically over the last few years. As the above table indicates, however, the vast majority of men with moderate to severe symptoms of BPH and reduced urine flow rates have elected to live with the symptoms of this chronic disease rather than pursue any of the currently available treatments. The Company believes the percentage of men with moderate to severe symptoms of the disease who seek treatment will increase in the future as a result of increased awareness of the disease and the development of treatments, like the Targis System, that are less invasive and result in less severe complications and side effects than traditional treatments.

BPH THERAPIES AND THEIR LIMITATIONS

  Historically, over 70% of men suffering moderate to severe symptoms of BPH in the United States have elected to live with the discomfort and inconvenience of the disease, an approach known as "watchful waiting." This has been due primarily to a lack of understanding of the disease and limitations of existing therapies. For many BPH sufferers, watchful waiting may represent only a temporary option due to the significant impact BPH has on a patient's quality of life. Of those receiving treatment in the United States, approximately 85% elect drug therapy and approximately 15% elect surgical intervention. The Company believes that many health care payors have encouraged watchful waiting or drug therapy over surgical intervention due in large part to the costs and potential complications of surgical therapies.

 Drug Therapy

  Drug therapy for BPH has been available in the United States since the FDA approved marketing of four orally administered pharmaceutical products-- Proscar (sold by Merck & Co., Inc.) in 1992, Hytrin(R) (sold by Abbott Laboratories) in 1993, Cardura(R) (sold by Pfizer Inc.) in 1995 and FLOMAX(R) (sold by Boehringer Ingelheim Pharmaceuticals, Inc.) in 1997. Drug therapy was used by approximately 1.5 million men in the United States in 1996 for the treatment of BPH symptoms. The Company believes the dramatic acceptance of drug therapy in the short period since FDA approval is due to extensive drug company marketing, resulting in increased patient awareness, and the desire of these patients for effective treatments which have less severe complications and side effects than currently available surgical procedures. The annual cost of drug therapy is approximately $1,300 to $1,400 in the first year, and the typical total cost ranges from $12,000 to $17,000, depending on the age of the patient when drug therapy is initiated. Drug therapy requires daily administration for the duration of the patient's life.

  Alpha blockers, such as Hytrin(R), Cardura(R), and FLOMAX(R) treat BPH by relaxing the muscles in the prostate and bladder neck to relieve urethral obstruction. While alpha blockers have demonstrated some ability to relieve a patient's BPH symptoms and improve urine flow rates, they still carry the potential for significant side effects such as dizziness, headache, asthenia (shortness of breath) and fatigue. Proscar(R) is designed to treat BPH by shrinking the prostate. As much as six months of Proscar(R) treatment may be necessary to determine efficacy and, after 12 months, at least 40% of patients taking Proscar(R) do not experience an increase in urine flow rate or improved AUA symptom scores. Side effects for Proscar(R) include impotence and decreased libido. An estimated 30% to 40% of those patients who initially pursue drug therapy discontinue treatment within 12 months due to various reasons including ineffectiveness, side effects and the burdens of compliance and cost.

 Surgical Treatments for BPH

  Surgical treatments for BPH typically use various means to completely remove the prostatic urethra along with a substantial portion of the diseased tissue within the prostate. Approximately 1.0 million prostatic surgeries were performed worldwide in 1995, of which 216,000 were performed in the United States. The reimbursement of a prostatic surgery ranges from approximately $7,000 to $12,000 in the United States. Because the average age of a patient undergoing prostatic surgery in the United States is 66, Medicare is the primary payor for these surgeries. The current average Medicare reimbursement for surgery and associated complications is approximately $8,600.

  The most common surgical procedure for the treatment of BPH is TURP, whereby a rigid instrument is inserted into the patient's urethra through which the surgeon passes an electrosurgical loop that is used to remove the urethra and the diseased tissue within the prostate. While TURP has been the established standard for treating BPH since the 1930s, this procedure requires general or spinal anesthesia and almost always requires post-treatment hospitalization. The Company estimates approximately 800,000 TURPs were performed worldwide in 1995, making it the second most common surgical procedure performed on men over age 55. During the past several years, the number of TURPs performed worldwide has been decreasing, which the Company believes is due to increased awareness of the complications of surgery and the availability of drugs as an alternative treatment. While TURP results in a dramatic improvement in urine flow in 90% of the patients and a reduction in the AUA Symptom Score in 85% of the patients, a significant number of patients experience serious complications. Virtually all patients experience a burning sensation upon urination that lasts for up to three weeks following the procedure. Other complications, as reported by AHCPR, include retrograde ejaculation--the reverse flow of semen--(73.4% of patients), infection (15.5%), impotence (13.6%), excessive hemorrhaging requiring transfusion (12.5%), immediate surgery to stop the bleeding (2.0%), long-term incontinence (3.1%) and urethral stricture (3.1%). In addition, approximately 1.5% of TURP patients die as a result of the procedure and related complications. The TURP procedure requires a highly skilled surgeon with extensive training, and the incidence of these complications may be affected by the experience of the surgeon performing the TURP. At least 10% of TURP patients develop BPH symptoms again and require retreatment within five years.

  Other surgical techniques have been developed in an attempt to address the complications and side effects of TURP. The three most prevalent procedures are: (i) transurethral incision of the prostate ("TUIP"); (ii) transurethral vaporization of the prostate ("TVP"); and (iii) laser assisted prostatectomy. TUIP is a surgical procedure performed under general or spinal anesthesia, whereby a surgical cutting tool is passed through a cystoscope in the urethra to make one or more incisions in the prostatic urethra near the bladder neck, thereby reducing urethral obstruction. TVP is a surgical procedure performed under general or spinal anesthesia, similar to a TURP, except the electrosurgical element is a tissue vaporizing cylinder or ball rather than a loop. TVP removes the prostatic urethra and vaporizes and coagulates prostatic tissue, thereby widening the channel for urinary flow. Laser assisted prostatectomy includes two similar procedures--visual laser ablation of the prostate ("V-LAP") and contact laser ablation of the prostate ("C-LAP"), in which a laser fiber catheter is guided through a cystoscope and used to ablate and coagulate the prostatic urethra and prostatic tissue. Recently, studies have been conducted using holmium lasers to surgically remove the prostatic urethra and tissue. While these alternative surgical treatments have been effective in reducing some side effects associated with a TURP, such as reduced risk of blood loss, they still remove or damage the urethra, require general or regional anesthesia and are performed in an operating room.

 Less-Invasive BPH Treatments

  In an effort to eliminate hospitalization and the complications arising from surgical treatments, other technologies have been developed or are under development for the treatment of BPH. Two of these technologies are interstitial radio frequency therapy ("RF"), which is being marketed in the United States, and interstitial laser therapy, which is in clinical trials and has not yet been commercialized in the United States. In an interstitial therapy procedure, a rigid scope is inserted into the patient's urethra and either needle electrodes or laser fibers pierce the urethra and are advanced into the lobes of the prostate. RF or laser energy is then delivered, causing necrosis of the surrounding tissues. Due to the limited amount of tissue necrosis caused by each electrode or laser fiber, multiple punctures of the urethra are required during this procedure in order to coagulate a sufficient amount of tissue. The Company believes that a highly trained and skilled physician is required to make judgments regarding the number and depth of punctures and to effectively perform the procedure. While these procedures are designed to be performed in approximately 30 to 45 minutes using local anesthesia, the Company believes that intravenous sedation or regional anesthesia will be required in addition to local anesthesia in most patients due to the need to repeatedly puncture the urethra and manipulate the large, rigid instrument within the urethra. As a result, the Company believes that it will be difficult to consistently perform interstitial therapies in an office setting.

  Other technologies to treat BPH have been developed or are under various stages of development, including stents, dilatation balloons, transurethral and transrectal hyperthermia and high intensity focused ultrasound. See "-- Competition."

THE UROLOGIX APPROACH

  The Targis System is a non-surgical, catheter-based technology to treat BPH. The Targis System utilizes a proprietary microwave technology, delivered through a flexible catheter, that preferentially heats the diseased area of the prostate to a temperature sufficient to cause cell death, while simultaneously cooling and protecting the pain sensitive urethral tissue. The Targis procedure does not require punctures or incisions, thereby leaving the urethra intact. As a result, the procedure can be performed without general or regional anesthesia or intravenous sedation. Consequently, the procedure has been, and is expected to be, performed in an outpatient setting and does not require an overnight hospital stay. Unlike other FDA-approved microwave-based systems, the Company's Targis System employs proprietary preferential heating to target energy away from the rectum and impedance matching to maximize energy delivery to the diseased prostatic tissue. In addition, the Targis System's Control Unit is substantially smaller than other microwave-based systems and thus more easily transportable. The Company believes that this will make the Targis System easier to use in outpatient settings, which are generally less costly than operating rooms.

  The Company's clinical studies demonstrated that most patients who received the Targis procedure experienced a significant improvement in AUA Symptom Scores and urine flow rates, minimal complications and post-treatment discomfort, and were able to return to normal activities within a few days.

BUSINESS STRATEGY

  The Company's objective is to be a leader in the design, development and commercialization of clinically effective solutions for urological diseases. To date, Urologix has focused on developing the Targis System for treating BPH. The following are the key elements of the Company's strategy:

  Focus on the Large and Growing Urology Market. The Company will develop minimally invasive, cost-effective solutions to urological problems. The urological market is a highly fragmented market with expenditures of at least $14 billion annually worldwide and is expected to experience rapid growth due to the aging population. Many of the currently available treatments are inadequate for the diseases they address and as a result there are significant unmet needs in the market. The Company believes a major opportunity exists for it to build a business around designing, developing and commercializing innovative products for the treatment of urological diseases.

  Develop a Domestic Direct Sales Organization and Build Upon Strong Clinical Relationships Worldwide. Most major urological procedures are performed by urologists. There are approximately 7,500 urologists practicing in the United States. The Company believes that this relatively small number of physicians affords it a unique opportunity to develop a cost-effective direct sales effort. Accordingly, the Company has retained all the sales and marketing rights to its products in the United States and is developing a sales and marketing team consisting of experienced marketing and sales professionals. The Company has hired an Executive Vice President of Sales and Marketing and is currently hiring and training its domestic sales force in preparation for the United States product launch. In its sales and marketing efforts, the Company intends to utilize the strong relationships it has established with its clinical investigators and medical advisory board to accelerate the market acceptance of its products.

  Partner with Physicians to Increase Acceptance of the Targis System. The Company intends to work closely with physicians who use the Targis System and assist them in educating their patients on the benefits of the system, obtaining reimbursement and measuring clinical outcome data. The Company intends to provide physicians with informational and educational materials to facilitate obtaining publicity and enabling presentations in the community. Urologix has also devoted resources and has developed expertise in reimbursement, enabling the Company to advise and assist the physician in obtaining reimbursement for Targis procedures. Urologix will also make available to Targis System users a Clinical Outcome Data Management System by which physicians will be able to track patient outcomes. This data will be used to support reimbursement and refine expectations of a Targis treatment. By assisting the physician in educating and informing a large audience of potential patients, efficiently obtaining reimbursement and capturing clinical data, Urologix believes it can increase the acceptance and utilization of the Targis System as a preferred treatment for BPH.

  Establish and Enhance Strategic Partnerships. The Company has established broad-based relationships for market development and sales of the Targis System in Japan with Nihon Kohden, and for all countries outside the United States and Japan, with Boston Scientific. The Company works closely with Boston Scientific and Nihon Kohden to maximize market awareness and penetration of the Targis System. The Company may pursue strategic corporate partnerships with these or other medical device manufacturers and marketers to assist the Company in commercializing its technology and for other corporate purposes.

  Maintain Technological Leadership and Protect Technology Advantages through Patents. The Company's strategy is to be a technological leader in the urological market. Urologix believes that the Targis System enjoys performance advantages over alternative BPH treatment methods. These advantages derive from the Company's core technologies, including preferential heating and antenna design. The Company intends to continue to invest substantial resources in research, development and clinical testing programs. The Company spent approximately $5.0 million in fiscal 1997 and expects to continue to commit significant resources in the future for research and development. Urologix aggressively seeks to protect its proprietary technology by filing patent applications throughout the world, as appropriate. The Company has been issued twelve United States patents, some of which cover the key aspects of the Targis System, and has pending applications for foreign protection and twenty additional United States patents.

TARGIS SYSTEM

  The Company's Targis System consists of the Targis Control Unit and the Targis Procedure Kit, which includes the Targis Catheter, Cooling Bag and Rectal Thermosensing Unit ("RTU"). The Targis Control Unit contains the microwave generator, a solid-state refrigerant device, a circulation pump and electronic circuitry to monitor therapy. The Targis Control Unit supplies microwave energy and coolant to the Targis Catheter and collects and processes data from the Targis Catheter and the RTU. The Targis Catheter contains a microwave antenna for delivering microwave energy to the prostate and a thermosensor for monitoring the urethral temperature. The Coolant Bag holds the coolant that is circulated during therapy. The RTU monitors rectal temperatures. The Targis Catheter, Coolant Bag and RTU are single-use devices.

  In a Targis procedure, the Targis Catheter is inserted into the urethra and the RTU is inserted into the rectum. Chilled water is then circulated through the catheter. The coolant is designed to lower the temperature of the urethra to protect it from heat and discomfort. When the urethra is sufficiently cooled, the microwave energy is turned on. Temperatures in the urethra and rectum are monitored continuously to ensure that the appropriate level of energy is supplied. The targeted prostatic tissue that is sufficiently heated by the microwave energy is necrosed. Following treatment, a small catheter is inserted and the patient is released. The small catheter is typically left in place for two to four days to drain urine while swelling subsides. Following necrosis of the prostatic tissue, pressure on the urethra is decreased and BPH symptoms are reduced.



                 [A diagram of the Company's Targis Catheter
              inserted in the urethra, showing the location of
           the bladder, prostate, transition zone, urethra, balloon
           in bladder, microwave antenna, the area of preferential heating and the area of the urethra cooling.]

  The exposure time required to produce cell death decreases exponentially with increasing temperatures. Virtually all cells heated to above 45(degrees)C for one hour will die. As temperatures increase above 45(degrees)C, the time required for cell death decreases. The challenge to providing effective microwave therapy relates to producing and maintaining adequate temperature elevation in the diseased tissue while, at the same time, preventing excessive thermal exposure to the urethra and the rectum, as well as the internal and external urinary sphincters. Protection against injury to the rectum is particularly important, as serious complications could occur should the rectum be thermally damaged. Protection of the urethra is important because it decreases the pain associated with the procedure and shortens recovery time. In addition, protection of the external and internal urinary sphincters maintains urinary continence and may preserve ejaculatory function.

  Continuous energy delivery is required to most effectively necrose diseased tissue in the prostate and thereby relieve BPH symptoms. The prostate is highly vascularized and, in response to increased temperature, blood supply within the prostate is dramatically increased during therapy. This produces an efficient heat sink which reduces the temperature in the prostate beneath the temperature threshold required for cell death within only a few minutes after microwave energy is discontinued. In order to prevent damage to the rectum, FDA guidelines provide that rectal temperatures not exceed 42.5(degrees)C. If this temperature is exceeded, FDA guidelines mandate that microwave energy be discontinued to allow the rectal temperature to decrease. Because of the time/temperature relationship to cell death, a decrease in temperature in the prostate below the threshold for cell death during the treatment has a diminished effect on treatment outcome.

  The Company's Targis System addresses these challenges through a unique integration of the following proprietary technologies.

 Transurethral Microwave Heating and Catheter Cooling

  A specially designed antenna within the Targis Catheter radiates microwave energy, at approximately 915 MHz, preferentially into the prostatic tissue. The tissue absorbs this energy, and heat is inductively generated to increase tissue temperature above 45(degrees)C. Meanwhile, chilled water is circulated through outer channels in the catheter to draw heat away from the surface of the urethra, thereby cooling it and protecting it from damage. This combination of inductive microwave heating and conductive urethral cooling results in a temperature pattern which varies in a predictable and controllable way within the prostate, starting relatively low at the urethral surface, increasing in temperature rapidly within the prostate and then decreasing toward the capsule at the perimeter of the gland.

  The Company's human clinical studies demonstrated that the Targis procedure produced and maintained an extensive zone within the prostate which exceeded 45(degrees)C and consistently produced tissue necrosis in all patients evaluated. Because of urethral cooling, however, the temperature close to the urethra was only slightly elevated. The Targis System is designed to maintain urethral temperatures below 45(degrees)C during the Targis procedure, thus providing a crucial barrier to pain and allowing the procedure to be accomplished in a physician's office or outpatient setting without the need for general or regional anesthesia or intravenous sedation. In addition, post-therapy recovery is improved as compared to existing surgical procedures because the urethra remains intact.

 Preferential Heating and Continuous Energy Delivery

  Because the rectum is located close to the prostate, some of the thermal energy from the heated prostate conducts into the rectal tissue. Serious complications could result from significant temperature increases to the rectal tissue; therefore, the prostate tissue closest to the rectum must be prevented from reaching temperatures that could be damaging. The Company has a patented technology that enables the delivery of microwave energy in a radially preferential fashion. This is employed to direct a greater amount of energy toward the anterior and lateral regions of the prostate than toward the rectum. With the use of preferential heating, limitations on heat delivery into the prostate imposed by the proximity of the prostate to the rectum are minimized. The Company's Targis System is designed to continuously deliver greater amounts of energy to the diseased areas of the prostate, resulting in sustained higher temperatures in these areas, a larger area of cell death and thus a more effective treatment.

  The Targis System is designed to maintain rectal temperatures beneath the FDA's guideline of 42.5(degrees)C. Only on rare occasions in the Company's clinical trials has a patient's rectal temperature reached 42.5(degrees)C. In the event that this limit is reached, the Targis System is designed to automatically shut off microwave power until the rectal temperature returns to an acceptable level. Attempts by others to use microwave energy non-preferentially to heat the prostate have been hindered by frequent elevation of rectal temperatures which cause treatment to be temporarily suspended until rectal temperatures decrease.

 Impedance Matching and Heat Generation

  Transfer of microwave energy from the antenna in the Targis Catheter to the prostate tissue is affected by the balance between the electrical impedance of the antenna and the tissue surrounding it. Without adequate matching of the antenna to its environment, a large portion of the electrical energy can be reflected back through the antenna cable instead of being radiated to the prostate as intended, which may cause two compromising effects. The reflection of microwave energy may cause radiant emissions to occur along the transmission cable and could result in temperature elevation to areas outside the target tissue in the prostate. More importantly, a mismatched system may result in the antenna generating resistive heat. This heat is absorbed by the cooling channels within the catheter, thereby diminishing the catheter's heat carrying capacity. This can be important because changes to the temperature of the catheter's cooling fluid result in urethral temperature changes. The Targis System addresses these problems by diminishing the amount of energy reflected and therefore maximizing the radiation of energy in the prostate by matching the electrical impedance of the antenna with the surrounding tissue for each patient prior to treatment.

 Controlled Energy Delivery

  The Targis Catheter utilizes a helical shaped antenna, which produces an electrical field that is confined to a region of the prostate gland closely related to the antenna length. Beyond the antenna's boundaries, the electrical field strength drops rapidly, thus little induced heat is generated beyond the length of the antenna. Within its length, the field is generally uniform, resulting in uniform heat induction along the antenna length. This ensures effective control over the zone of tissue damage and provides better assurance against injury to the internal or external urinary sphincters, which could affect ejaculation and urinary control.

CLINICAL STATUS

  As of August 1, 1997, 755 patients affected with BPH had been treated with the Targis System in controlled clinical studies. These patients were treated at 20 clinical sites in the United States, Europe, Canada and South America. The primary endpoints of the Company's clinical trials were to reduce the patient's AUA Symptom Scores, increase flow rate during urination and improve the patient's quality of life, with minimal complications.

  Data were collected prior to treatment, and at six weeks, three months, six months, nine months (AUA & quality of life questionnaire only), one year, two years and three years post-treatment. The clinical results discussed below reflect the data from 630 patients treated with the Targis System in controlled clinical studies with a standard clinical treatment as of August 1, 1997. The remaining 125 patients not included below were enrolled in (i) feasibility studies to determine temperature distribution in the prostatic tissue and evaluate patient tolerance and other treatment parameters or (ii) studies with alternative protocols to determine the ability of the Targis procedure to effectively treat patients with urinary retention or other urinary conditions. Improvements in AUA Symptom Scores, peak flow rates and quality of life were statistically significant compared to initial pre-treatment scores. However, there can be no assurance that future clinical results will be consistent with those achieved to date.

 Clinical Results

  LOWER AUA SYMPTOM SCORES. The following chart demonstrates the change in AUA Symptom Scores for 577 patients who received the standard clinical treatment. The chart excludes data from 53 patients (8%) whose treatments were recent and for whom six-week follow up data are not yet available. The results demonstrated that the Targis System was effective in reducing AUA Symptom scores by 58% at three months and that the results were maintained for at least three years (p(LESS THAN)0.001).

                                   [GRAPH]


 AUA
SCORE  20.4     11.3      8.5        8.6       8.5          9.1         8.4



      INITIAL  6 WEEK   3 MONTH    6 MONTH    12 MONTH    24 MONTH    36 MONTH
       N=577    N=577    N=559      N=499       N=387      N=146        N=46

                           TIMEPOINT/# OF PATIENTS

  INCREASED FLOW RATES. The following chart demonstrates the change in peak flow rates for 491 patients who received the standard clinical treatment. The chart excludes data from 139 patients (22%) whose treatments were recent and for whom six-week follow up data are not yet available, or for whom initial peak flow data were not collected, or for patients who did not have a voided urine volume of at least 125 milliliters required for the study. These data demonstrated that the Targis procedure increased peak flow rates for patients with a mean increase of over 4 ml/sec at three months (p(LESS THAN)0.001) and that the flow rate increase was maintained from the three month to the three year time point.

                                   [GRAPH]



ML/SEC      7.7        10.8     11.9      12.1     11.7      11.3       12.5


           N=491      N=491     N=460     N=405    N=306     N=117      N=41
          INITIAL    6 WEEK    3 MONTH   6 MONTH  12 MONTH  24 MONTH  36 MONTH

                           TIMEPOINT/# OF PATIENTS

  QUALITY OF LIFE. The Company has patient quality of life data from the 385 patients from whom the Company has received one-year follow-up data. These patients were asked a statistically validated quality of life assessment question to evaluate how they would feel living the rest of their life with their current BPH symptoms. At 12 months following their Targis procedures, 75% of these patients indicated they would be satisfied, an increase from only 4% giving the same response prior to treatment.

  MINIMAL COMPLICATIONS. Of the 573 patients from whom the Company has received follow-up data, no patient needed an anesthetist or anesthesia services during the treatment, and 88% of the patients spent one day or less in bed following the Targis treatment. Of these 573 patients, there were no cases of long-term incontinence, impotence or significant bleeding resulting from the Targis procedure. Thirteen percent of patients experienced urinary retention which required catheterization for more than one week. All of these cases were resolved within 30 days. Additionally, 8% of the patients experienced an episode of urinary tract infection which was treated and resolved with routine antibiotic therapy, and less than 1% experienced urethral stricture requiring intervention. Other minor complications included epididymitis (4%), loss of ejaculate (4%), and transient urinary incontinence (3%).

SALES AND MARKETING

  The Company's marketing strategy includes (i) conducting and reporting the results of controlled clinical studies of the Targis System with leading clinical investigators around the world, (ii) demonstrating the cost effectiveness of the Targis System to governmental and commercial payors, and
(iii) educating urologists and BPH patients on the safety, efficacy and other benefits of the Targis System.

 United States

  The Company will sell its Targis System in the United States through a direct sales force. Urologix is planning to initiate a full product launch by the end of calendar 1997 and sold an initial Targis System in the United States in October 1997. Beginning with the hiring of its Executive Vice President of Sales and Marketing in February 1997, the Company has developed a sales and marketing team, consisting of a director of marketing and a director of North American sales, geographic marketing managers, product managers, communication specialists and direct domestic sales representatives, who are all dedicated to marketing the Targis System. The Company is currently hiring and training its sales force in preparation of the product launch. To date, the Company has hired and trained three sales people and is actively recruiting additional sales representatives. As of September 30, 1997, the Company employed a total of 20 individuals in its sales and marketing department.

  The Company is also finalizing its marketing and promotional materials, establishing three training sites at leading United States hospitals to instruct urologists on the use of the Targis System and developing a clinical data registry.

  Of the over 7,500 urologists in the United States, the Company intends to target urologists who practice in high-volume prostate treatment groups and urologists who are opinion leaders in BPH treatment methods. The Company believes that the demographics of urologists and their practices in the United States will allow for an effective direct selling strategy.

  In the United States, the Company intends to offer urologists the option to purchase or lease the Targis System Control Unit. The list prices for the purchase of a Control Unit and Procedure Kit are $150,000 and $1,200, respectively.

 International

  The Company has developed broad-based relationships with Nihon Kohden and Boston Scientific for market development and sales of the Targis System in Japan and all other foreign countries outside Japan, respectively. Both companies have dedicated marketing and sales specialists for the Targis System.

  The Company entered into an international distribution agreement with Boston Scientific in 1996. Under the agreement, Boston Scientific was granted exclusive distribution rights for the Company's Targis System in all countries outside the United States and Japan for a period of five years ending in 2001. Under the agreement, Boston Scientific agreed to purchase certain minimum numbers of the Company's Control Units and Procedure Kits. Prior to entering into this distribution agreement, Boston Scientific made equity investments in the Company.

  In 1994, the Company entered into a distribution agreement with Nihon Kohden which granted Nihon Kohden exclusive distribution rights for the Company's Targis System in Japan for a term ending in the year 2000. Nihon Kohden has agreed to purchase certain minimum numbers of the Company's Control Units and Procedure Kits under the agreement. Nihon Kohden made an equity investment in the Company concurrently with entering into this distribution agreement.

MANUFACTURING

  The Company's Targis System consists of the Targis Control Unit and the Targis Procedure Kit, which includes the Targis Catheter, Cooling Bag and Rectal Thermosensing Unit. The Targis Control Unit is currently manufactured by SeaMED Corporation ("SeaMED") of Seattle, Washington to the Company's specifications under a supply agreement that expires in February 1999. SeaMED, a contract manufacturer for various medical device companies, has a manufacturing facility in which it produces Class III medical devices. Currently, the Company manufactures a key component of the Targis Control Unit, the microwave generator, and provides it to SeaMED for incorporation into the final Targis Control Unit. Although the Company expects that SeaMED will be able to adequately meet demand for the Targis Control Unit on a timely basis for the foreseeable future, there can be no assurance that this will be the case.

  The Targis Procedure Kits are assembled by the Company, using materials and components supplied to the Company by various subcontractors and suppliers, as well as components fabricated by the Company. Several of the components are currently available to the Company through only one vendor. Wherever possible and practical, the Company intends to develop alternative sources for every critical component. Where alternative sourcing is not possible, the Company intends to enter into supply agreements with each component provider. Nevertheless, failure to obtain components from such providers or delays associated with any future component shortages, particularly as the Company increases its manufacturing activities in preparation for commercial distribution of the Targis System in the United States, could have a material adverse effect on the Company's business, financial condition and results of operations.

  In an effort to ensure that adequate space is available for expanding commercial production, since June 1996, the Company has expanded its facilities from 12,000 square feet to over 20,000 square feet and increased its controlled environment production space by over fifty percent. In addition, the Company intends to expand its facility in the next 18 months. Also, the Company has implemented multi-shift production capabilities and systems to establish back-up manufacturing capacity. As of September 30, 1997, the Company employed 38 individuals in its manufacturing department.

  If sales of the Targis System increase, the Company expects cost of goods sold, as a percent of sales, to decrease due to efficiencies obtained from higher production volumes. To further improve performance, the Company has expanded its manufacturing engineering group and started initiatives to improve production yields through the use of several methods, including total quality management and statistical process control. The Company is also working closely with its suppliers to continuously improve quality and reduce costs.

  The Company's manufacturing operations must comply with the FDA's quality system regulation, which includes, but is not limited to, the FDA's GMP requirements, and with certain requirements of state, local and foreign governments, which establish requirements for assuring quality by controlling components, processes and document traceability and retention, among other things. In June 1997, the FDA conducted its initial inspection of the Company's manufacturing facility, in which the Company's facility, documentation and quality control systems were determined to be satisfactory and no deficiencies of GMP were raised with the Company. The Company's facilities will also be subject to unscheduled inspections by the FDA and scheduled inspections by other auditors. The Company believes that its manufacturing and quality control procedures meet the requirements of these regulations, and has established training and self-audit systems designed to ensure compliance. See "--Government Regulation--United States."

  The Company has received ISO 9001 certification indicating compliance of the Company's manufacturing facilities with European standards for quality assurance and manufacturing process control. The Company has also received CE mark certification, which allows it to affix the CE Mark to its product and market it in the European Union. In addition, the Targis System has been approved for marketing by the Japanese Ministry of Health and Welfare. See "-- Government Regulation--International."

RESEARCH AND DEVELOPMENT

  The Company intends to build upon its clinical knowledge and relationships to develop innovative future generations of BPH and other urology products. The Company's research and development efforts are currently focused on improving the function and features of the Targis System, reducing the production cost of the components in the Targis System and investigating other applications for its technologies. This effort includes development of enhanced components of the Targis Procedure Kit. The Company also believes that its core technologies may have other medical applications for prostatic diseases, including malignancies.

  During the fiscal years ended June 30, 1995, 1996 and 1997 the Company spent $4.1 million, $4.8 million, and $5.0 million respectively, in its research and development efforts. As of September 30, 1997, the Company employed 12 individuals in its research and development department.

THIRD-PARTY REIMBURSEMENT

  The Company believes that third-party reimbursement will be essential to commercial acceptance of the Targis procedure, and that overall cost effectiveness and physician advocacy will be keys to obtaining such reimbursement. The Company believes that the Targis procedure can be performed for a substantially lower total cost than surgical treatments for BPH or continuous drug therapy. Consequently, the Company believes that third-party payors seeking procedures that provide quality clinical outcomes at a lower cost will reimburse the Targis procedure.

  The Company's strategy for obtaining reimbursement in the United States is to obtain appropriate reimbursement codes and perform outcome studies in conjunction with clinical studies to establish the cost effectiveness of the Targis procedure as compared to surgical and drug treatments for BPH. The Company plans to use this information when approaching health care payors to obtain reimbursement authorizations.

  In the United States, the Company estimates that 60% to 80% of patients who receive a Targis treatment will be eligible for Medicare coverage. The remaining patients will either be covered by private insurers, including traditional indemnity health insurers and managed care organizations, or private-paying patients.

  The United States Health Care Financing Administration ("HCFA"), which establishes coverage policies for Medicare carriers, can either make national coverage reimbursement determinations or allow local Medicare carriers to adopt, modify or ignore model reimbursement policies. The Company believes that HCFA will not make a national coverage decision for transurethral microwave therapy for BPH in the foreseeable future and therefore, local Medicare carriers will each make their own coverage decisions regarding coverage of microwave therapy for BPH. Based on communications with various local Medicare carriers, the Company believes that coverage for transurethral microwave therapy for BPH is currently available in over 30 states. In addition, a group of medical directors from local Medicare carriers, known as the Medicare Carrier Urology Workgroup, has outlined a model policy for coverage of transurethral microwave therapy for BPH and has recommended that Medicare carriers adopt the model policy. The Company believes that as more clinical data are published, HCFA may make a national coverage decision for transurethral microwave therapy for BPH. Despite these indications and recommendations, there can be no assurance that reimbursement will be available to providers.

  For those states where coverage is available from the Medicare carrier, physicians' professional fees will be reimbursed for performing a Targis procedure based on a Current Procedural Terminology ("CPT") code. CPT codes are established by the American Medical Association's CPT Editorial Panel. This Panel approved the addition of a CPT code for physicians to use when submitting claims for performing transurethral microwave therapy in November 1996, and recommended a work value, which will be used to determine the amount reimbursed for the CPT code in February 1997. This code is expected to be published in the 1998 CPT book. The Company believes that the existence of this code will make it easier for physicians to adopt the Targis procedure. Reimbursement for hospitals by Medicare intermediaries (Medicare administrators for hospitals) for the cost of the Targis System and other costs related to a Targis procedure (other than the physician's professional fee) will be cost-reimbursed when submitted by hospitals to the Medicare intermediary. HCFA is currently revising its reimbursement methodology to allow for reimbursement of supplies and other costs related to certain procedures performed by physicians in their offices. Should these revisions be implemented, the Company believes that physicians will be reimbursed by Medicare for costs related to performing a Targis procedure in their office.

  Private insurance companies and HMOs make their own determinations regarding coverage and reimbursement based upon "usual and customary" fees established for CPT codes.

  There can be no assurance that the Company will receive favorable coding, coverage and reimbursement determinations for its Targis System from Medicare and other payors or that amounts reimbursed to physicians for performing a Targis procedure will be sufficient to encourage physicians to use the Company's Targis System. See "Risk Factors."

  Internationally, reimbursement approvals for the Targis procedure will be sought on an individual country basis. Some countries currently have established reimbursement authorizations for transurethral microwave therapy. Reimbursement approvals have been obtained through Nihon Kohden Corporation for the Targis System in Japan. Recently, the largest private health insurer in the United Kingdom, British United Provident Association ("BUPA"), announced its intention to begin reimbursing providers that use thermotherapy, such as the Targis System, for the treatment of BPH. BUPA provides health insurance for approximately 50% of United Kingdom patients who maintain private coverage. The Company and its marketing partner, Boston Scientific, are actively pursuing reimbursement approvals on a country-by-country basis throughout Western Europe. Clinical studies and physician advocacy will be used to support reimbursement requests in countries where there is currently no reimbursement for such procedures.

PATENTS AND PROPRIETARY RIGHTS

  The Company has aggressively pursued protection of its intellectual property. The Company has been issued 12 United States patents and has 20 patent applications pending in the United States. The Company also has applied for patent coverage in a number of foreign jurisdictions. The Company either filed or is preparing to file international applications under the Patent Cooperation Treaty ("PCT") for qualifying United States applications and is now pursuing the national phase in designated PCT countries for the Company's first four applications.

  The United States patents issued to the Company claim methods and devices which the Company believes are critical to providing a safe and efficacious treatment for BPH. Several of the claims under these patents relate to devices and methods for preferentially limiting the amount of microwave energy directed toward the rectum. Because cell death is a function of time and temperature and because the rectum is in close proximity to the prostate, the Company believes preferential heating is critical to enable continuous delivery of energy to achieve an adequate zone of necrosis to durably treat BPH while not endangering the rectum.

  The Company also has several issued patents and pending applications relating to its gamma-matched, helical-dipole microwave antenna. For a microwave antenna to radiate energy efficiently, it must be impedance matched to its environment. Further, the antenna design controls the evenness of the heating and the area to be heated. The Company has two issued patents covering various designs and methods of its helical microwave antenna with impedance matching.

  There can be no assurance that these patents, or any patents that may be issued as a result of existing or future applications, will offer any degree of protection from competitors or that any of the Company's patents or applications will not be challenged, invalidated or circumvented in the future. In addition, there can be no assurance that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to manufacture or market its Targis System in the United States or in international markets. Further, there can be no assurance the Company's Targis System does not infringe upon the patent rights or other intellectual property rights of other companies, that the Company will not be required to seek licenses from other companies or that other companies will not pursue claims of infringement against the Company.

  Other companies have developed or are in the process of developing medical methods and devices to transurethrally treat BPH with microwave energy. Several companies have applied for, and in some cases received, patents related to such medical methods and devices. One company, BSD Medical Corporation ("BSD"), initiated a patent infringement lawsuit against the Company in 1992. The Company chose to settle that lawsuit in March 1994 by entering into a settlement agreement with BSD, under which BSD granted the Company a license for the patent at issue, as well as several other patents. The Company and BSD are currently in litigation concerning the settlement agreement. The Company believes that the BSD allegations are without merit. See "Risk Factors" and "--Legal Proceedings."

  In August 1996, the Company entered into a non-exclusive, worldwide patent license agreement with EDAP TMS S.A., a French corporation, and its subsidiary, EDAP Technomed, Inc. (collectively referred to as "EDAP") for certain EDAP patents relating to the microwave treatment of BPH.

  The Company also relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through proprietary information agreements with employees, consultants and other parties. The Company's proprietary information agreements with its employees and most of its consultants contain industry standard provisions requiring such individuals to assign to the Company, without additional consideration, any inventions conceived or reduced to practice while retained by the Company, subject to customary exceptions. The Company's officers and other key employees also agree not to compete with the Company for a period following termination. There can be no assurance that proprietary information or non-compete agreements with employees, consultants and others will not be breached, that the Company would have adequate remedies for any breach, or that third parties will not nonetheless gain access to the Company's technology.

COMPETITION

  Competition in the market for BPH treatments is intense and is expected to increase. The Company believes that its principal competition will come from both surgical and non-surgical therapies. Surgical therapies include TURP, TUIP or alternative surgical procedures for vaporization of the prostate tissue using laser or RF energy. Non-surgical alternatives include drug therapy and emerging less invasive technologies.

  The primary manufacturer of equipment used in the TURP procedure is ValleyLab, a subsidiary of Pfizer, Inc. In addition, Trimedyne, Inc., C.R. Bard, Inc., Coherent, Inc., Surgical Laser Technologies, Inc., Circon Corporation, Richard Wolf GmbH, Karl Storz GmbH & Company and ProSurg Corp. all manufacture equipment used in alternative surgical procedures. Drugs for the treatment of BPH are marketed by Abbott Laboratories (Hytrin(R)), Merck & Co., Inc. (Proscar(R)), Pfizer, Inc. (Cardura(R)) and Boehringer Ingelheim Pharmaceuticals, Inc. (FLOMAX(R)). Companies that have developed or are developing less invasive interstitial therapies include Johnson & Johnson, Dornier Medical Systems, Inc., Diomed Ltd., VidaMed, Inc. and U.S. Surgical Corporation. Other companies have developed or are developing less invasive microwave thermotherapy systems for the treatment of BPH include EDAP, BSD and Dornier Medical Systems, Inc. The Company is aware of additional companies that have developed or are developing technologies for the treatment of BPH, including Boston Scientific Corporation, InStent Inc., a subsidiary of Medtronic, Inc., Argomed, Inc., Cheung Laboratories, Inc., Thermal Therapeutics, Inc. and FOCUS Surgery, Inc. These technologies include stents, dilatation balloons, transurethral and transrectal hyperthermia, and high intensity focused ultrasound.

  The Company expects that competition in the BPH field will be based, among other things, on the ability of the therapy to provide safe, effective and lasting treatment, cost effectiveness of the therapy, acceptance of the procedure by physicians, health care payors and patients, patent position, marketing and sales capabilities, and third-party reimbursement policies. Another factor in competition may be the timing of market introduction of competitive products.

GOVERNMENT REGULATION

 United States

  Government regulation in the United States and other countries is a significant factor in the development and marketing of the Company's Targis System and in the Company's ongoing manufacturing and research and development activities. The Company and the Targis System are regulated in the United States by the FDA under a number of statutes including the Federal Food, Drug, and Cosmetic Act ("FDC Act"). Pursuant to the FDC Act, the FDA regulates the pre-clinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of medical devices in the United States. Failure to comply with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, distribution, sales and marketing, suspension or withdrawal of existing product approvals or clearances, refusals to approve or clear new applications or notices and criminal prosecution of a company and its officers and employees.

  Prior to commercial sale in the United States, most medical devices, including the Company's products, must be cleared or approved by the FDA. In general, the regulatory process can be lengthy, expensive and uncertain, and securing FDA clearances or approvals may require the submission of extensive clinical data together with other supporting information to the FDA. Medical devices such as the Targis System are classified into one of three classes, Class I, II or III, on the basis of the controls necessary to reasonably ensure their safety and effectiveness. Generally, Class III devices are those that must receive approval of a PMA by the FDA to ensure their safety and effectiveness. The PMA process ordinarily requires the performance of at least two independent, statistically significant clinical studies that must demonstrate the safety and effectiveness of the device in order to obtain FDA approval of the PMA. The PMA process is expensive and often lengthy, typically requiring several years, and may never result in approval.

  In 1993, the FDA issued a policy statement indicating that medical devices seeking to be labeled for use in treatment of BPH would be classified as Class III devices requiring FDA approval of a PMA before marketing may begin. The Company's Targis System is a Class III device for which a PMA had to be filed with and approved by the FDA before the product could be marketed. The FDA approved the PMA for the Targis System by a letter (order) dated August 22, 1997. As approved, the Targis System is indicated to relieve symptoms associated with BPH in men with prostatic lengths of 30 to 50 millimeters. The FDA made the Targis System a restricted device which means that its labeling specifies requirements for the training of physicians who may use the device and that the FDA has greater control over advertising for the Targis System. The FDA imposed a number of post-approval requirements, including a study to collect 5-year follow-up data to evaluate the long-term effects of the Targis System treatment in at least 100 patients. This post-approval study must assess the rates of adverse events that occurred during the 5-year follow-up period, as well as the rate of repeat and alternative treatments that were administered. Failure of the Company to comply with these and other post-approval requirements could result in the FDA withdrawing its approval of the PMA for the Targis System. The Company intends to comply with all post-approval requirements. Once it is marketed, the Targis System will be subject to continual FDA and other regulatory agency review and regulation. Subsequent discovery of previously unknown problems or failure to comply with applicable requirements can result in severe administrative, civil, and criminal sanctions.

  The FDA's regulations require agency approval of a PMA supplement prior to marketing for certain changes if they affect the safety and effectiveness of the device. Such changes include but are not limited to: new indications for use; the use of a different facility or establishment to manufacture, process or package the device; changes in manufacturing methods or quality control systems; changes in vendors used to supply components of the device; changes in performance or design specifications; and certain labeling changes. When clinical data are required to obtain FDA approval of a PMA supplement, such as in the event of a change in the indication for use of the Targis System, the Company will be required to obtain an investigational device exemption ("IDE") to gather the data. Approval of such an IDE could not be assured on a timely basis, or at all. There can be no assurance that the required approvals of PMA supplements for any changes to the Targis System will be granted on a timely basis or at all, and delays in receipt of, or failure to receive such approvals, or the loss of the approval of the PMA for the Targis System, would have a material adverse effect on the business, financial condition and results of operations of the Company.

  In 1995, the FDA issued a policy statement indicating that general medical use lasers used specifically for the treatment of BPH are eligible for marketing through 510(k)s, a significantly less burdensome regulatory pathway than PMAs. Products under development by several of the Company's competitors are covered by this 1995 policy statement.

  Advertising and promotional activities are subject to regulation by the FDA and, in certain instances, by the Federal Trade Commission. Other applicable requirements include the FDA's medical device reporting regulations, which require that the Company provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of its marketed devices, as well as product malfunctions that would likely cause or contribute to a death or serious injury if the malfunction were to recur.

  The FDC Act regulates the Company's quality control and manufacturing procedures by requiring the Company to demonstrate and maintain compliance with the FDA's quality system regulations which include GMP requirements, as specified in the FDA device quality system ("QS") regulation. This regulation requires, among other things, that (i) the manufacturing process be regulated, controlled, and documented by the use of written procedures and (ii) the ability to produce devices which meet the manufacturer's specifications be validated by extensive and detailed testing of every aspect of the process. The regulation also requires investigation of any deficiencies in the manufacturing process or in the products produced and detailed record keeping. In addition, the QS regulation requires preproduction design controls, purchasing controls and maintenance of service records, except that FDA has stated that as long as manufacturers are taking reasonable steps to come into compliance with the design control requirements, the FDA will not initiate action (including enforcement cases) based on a failure to comply with these requirements before June 1, 1998. The QS regulation is expected to increase the cost of complying with the FDA GMP and related requirements. The FDA monitors compliance with QS including GMP requirements by conducting periodic unannounced inspections of manufacturing facilities. If violations of the applicable regulations are noted during FDA inspections of manufacturing facilities, the FDA or the government through court enforcement action can prohibit further manufacturing, distribution, sale and marketing of the device until the violations are cured, if ever, and in that circumstance the continued marketing of the Company's products would be adversely affected. Such regulations are subject to change and depend heavily on administrative interpretations. There can be no assurance that future changes in regulations or interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company.

 International

  Sales of medical devices outside of the United States are subject to United States export requirements and foreign regulatory requirements. Exportation of a device that complies with FDA requirements for commercial distribution in the United States is not subject to any FDA export permit requirement so long as the device is exported for the indication(s) for which commercial distribution in the United States is lawful under the FDC Act.

  Although the Company has met the necessary registration requirements in Japan, the European Union and Canada to commercialize the Targis System in these countries, the Company's Targis System has not been approved for commercial sale in most other jurisdictions outside the United States. Legal restrictions on the sale of imported medical devices vary from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. The Company has implemented ISO 9001, a certification showing that the Company's procedures and manufacturing facilities comply with standards for quality assurance and manufacturing process control. The ISO 9001 certification, along with the European Medical Device Directive ("MDD") certification, received in early fiscal 1997, evidences compliance with the requirements and enables the Company to affix the CE Mark to its current products. The CE Mark denotes conformity with European standards for safety and allows certified devices to be placed on the market in all European Union countries. After June 1998, medical devices may not be sold in European Union countries unless they display the CE Mark. There can be no assurance that the Company will be able to obtain regulatory approvals or clearances for its products in other foreign countries.

  The Company's distributor in Japan, Nihon Kohden, is responsible for obtaining regulatory and reimbursement approvals for the Targis System in Japan. In February 1997, the Company's Targis System received regulatory approval from the Japanese Ministry of Health and Welfare.

PRODUCT LIABILITY AND INSURANCE

  The business of the Company entails the risk of product liability claims. Although the Company has not experienced any product liability claims to date, any such claims could have an adverse impact on the Company. The Company maintains product liability insurance with coverage of $1.0 million per occurrence and an annual aggregate maximum of $2.0 million. The Company also carries a $10.0 million umbrella insurance policy. The Company evaluates its insurance requirements on an ongoing basis. There can be no assurance that product liability claims will be covered by such insurance, will not exceed such insurance coverage limits or that such insurance will be available on commercially reasonable terms, or at all.

EMPLOYEES

  As of September 30, 1997, the Company employed 100 individuals on a full-time basis. The Company believes that it has been successful in attracting experienced and capable personnel, although there can be no assurance that the Company will continue to attract and retain qualified personnel. None of the Company's employees is covered under a collective bargaining agreement. The Company considers relations with its employees to be good.

BACKLOG

  Although the Company has received orders for future delivery of its products, at September 30, 1997, the Company did not have a significant backlog.

PROPERTIES

  The Company leases approximately 20,000 square feet of office, manufacturing and warehouse space in a suburb of Minneapolis, Minnesota. The lease expiration date is March 31, 2002. The Company has exercised an option to acquire additional space at the same location. The Company believes its facilities will be sufficient to meet the Company's current requirements and that additional space at or near the current location will be available at a reasonable cost if such space is required in the future.

LEGAL PROCEEDINGS

  On July 30, 1996, the Company filed a lawsuit under seal in United States District Court for the District of Minnesota against BSD to enforce the terms of the BSD Settlement Agreement, which includes a patent license. In June 1996, BSD accused the Company of breaching a confidentiality provision of the BSD Settlement Agreement, and notified the Company that BSD was terminating the BSD Settlement Agreement. The Company initiated the lawsuit against BSD seeking a declaratory judgment that the Company had not breached the confidentiality provision of the BSD Settlement Agreement, and that the BSD Settlement Agreement remained in full force and effect. BSD answered the Company's complaint and counterclaimed for a declaratory judgment of breach and termination of the BSD Settlement Agreement. The formal discovery period in the lawsuit has closed and the case is currently set for trial no later than April 1998. The Company believes that it has fully complied with the BSD Settlement Agreement and intends to continue complying with the BSD Settlement Agreement. The Company believes that BSD's allegations and purported termination of the BSD Settlement Agreement are without merit. See "Risk Factors."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

        NAME                     AGE                          POSITION
        ----                     ---                          --------
Mitchell Dann..................   37 Chairman of the Board
Jack E. Meyer(1)...............   54 Director, President and Chief Executive Officer
John P. Costello...............   41 Executive Vice President, Sales and Marketing
Wesley E. Johnson, Jr..........   39 Vice President, Finance, Chief Financial Officer, Secretary
                                     and Treasurer
Jonathan R. McGrath............   43 Vice President, Research and Development
David W. Powell................   40 Vice President, Operations
W. Allen Putnam................   50 Vice President, Regulatory and Quality
Buzz Benson(1).................   43 Director
Janet G. Effland(1)(2).........   49 Director
Michael R. Henson(2)...........   51 Director
Paul A. LaViolette(1)(2).......   40 Director
Robert R. Momsen(2)............   50 Director
David C. Utz, M.D..............   73 Director

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

  Mr. Dann was a co-founder of the Company, has served as a director since its inception in 1991 and served as acting President from June 1993 to January 1994. He became Chairman of the Board in March 1993. Mr. Dann is currently President of M. Dann & Co., Inc., a venture capital advisory firm. Prior to
M. Dann & Co., Inc., Mr. Dann co-founded and held the position of Managing Partner at IAI Venture Capital Group, the venture capital division of Investment Advisers, Inc. Mr. Dann has served as a director of several private companies and is currently a director of Cardiovascular Dynamics, Inc.

  Mr. Meyer has served as the President, Chief Executive Officer and a director of Urologix since January 1994. Prior to joining Urologix, Mr. Meyer served as President and Chief Executive Officer of FiberOptic Sensor Technologies, Inc., a medical device company, from March 1993 to January 1994. From January 1992 to March 1993, Mr. Meyer was President and Chief Executive Officer of Carelink, Inc., a medical device company. From December 1982 to August 1991, Mr. Meyer held the positions of Chief Operating Officer and Executive Vice President at Quest Medical, Inc., a medical device company. Mr. Meyer currently is a director of BestWay, Inc.

  Mr. Costello has served as the Executive Vice President, Sales and Marketing for the Company since February 1997. Prior to joining Urologix, Mr. Costello served as Vice President of Sales and Marketing for FemRx, Inc. and Cardiovascular Imaging Systems, Inc. over the past four years. In addition, Mr. Costello served as Vice President of Sales for the Critical Care/Angioplasty division of Baxter Healthcare.

  Mr. Johnson has served as the Vice President of Finance and Chief Financial Officer of Urologix since September 1995. He was also elected Secretary in March 1996 and was elected Treasurer in December 1996. Prior to joining Urologix, Mr. Johnson served as Vice President, Finance and Chief Financial Officer of Orthofix Inc., formerly American Medical Electronics, Inc., from December 1986 to September 1995.

  Mr. McGrath has served as the Vice President of Research and Development for Urologix since October 1994. Prior to joining Urologix, Mr. McGrath served as Vice President of Research and Development of Schneider USA from March 1990 to September 1994. Prior to 1990, Mr. McGrath co-founded Harbor Medical Devices, where he served as Vice President from February 1987 to February

1990. In addition, Mr. McGrath has held various positions at Medi-Tech, Inc., Ladd Medical, Inc., and Ladd Research Industries, Inc.

  Mr. Powell has served as the Vice President, Operations for the Company since September 1996. From 1991 through May 1996, Mr. Powell served in a variety of positions of increasing responsibility with Gymania Corporation and certain related companies including Playpal Inc. and Playpal Sales Corporation. Each of the latter two companies was engaged in the business of international sales, design and technical service of large commercial creative play structures. During this time, Mr. Powell was asked to serve as President of Playpal Inc., a financially troubled Florida corporation. Mr. Powell became President of Playpal in approximately March 1995 and continued as its President until Playpal filed a petition for Chapter 11 protection in approximately May 1996. Subsequent to Mr. Powell's resignation, Playpal filed a petition for bankruptcy under Chapter 7 in late 1996. From 1988 to 1991, Mr. Powell was Vice President, Operations for Vitaphore Corporation, a medical device company. From 1980 to 1988 Mr. Powell held various positions with Baxter Healthcare and American Hospital Supply Corporation.

  Mr. Putnam has served as the Vice President, Regulatory and Quality for Urologix since October 1994 and was Vice President of Operations from December 1993 to October 1994. Before joining Urologix, Mr. Putnam served as President and Chief Operating Officer of Uroplasty, Inc. from June 1992 to November 1993. Uroplasty was a wholly-owned subsidiary of Bioplasty, Inc., a breast implant company, and both companies filed for Chapter 11 bankruptcy protection in April 1993. Mr. Putnam also held the position of Vice President of Quality Assurance and Regulatory Affairs at St. Jude Medical, Inc. from December 1989 to June 1992. In addition, Mr. Putnam has held various positions at Bio-Vascular, Inc., Minnetonka, Inc., Hollister Corporation, and Baxter Travenol Laboratories, Inc.

  Mr. Benson has served as a director of the Company since August 1992. Mr. Benson has been the Managing Director of Piper Jaffray Ventures since November 1992 and is a Partner in the Piper Jaffray Healthcare Funds, a series of venture capital funds focused on investments in emerging companies in the health care industry. From November 1988 to November 1992, Mr. Benson was a Managing Director in the corporate finance department of Piper Jaffray Inc. Mr. Benson is also a director of Exogen, Inc., a medical device company, and several privately held medical companies.

  Ms. Effland has served as a director of the Company since July 1994. Since 1988, Ms. Effland has been a General Partner and Vice President of Patricof & Co. Ventures, Inc. Prior to joining Patricof & Co., Ms. Effland was the managing director of a portfolio of United States investments for CIN Investment Company. From 1974 to 1984, Ms. Effland served as Vice President of Qume Corporation and Courier Terminal Systems, Inc., both subsidiaries of ITT Corporation. Ms. Effland is also a director of CYTYC Corporation, a medical diagnostics equipment company, and several privately held medical companies.

  Mr. Henson has served as a director of the Company since September 1991. Mr. Henson has served as President, Chief Executive Officer and Chairman of the Board of Cardiovascular Dynamics, Inc. since February 1995. From February 1988 to May 1995, Mr. Henson served as Chief Executive Officer of Endosonics Corporation, a medical device company. Mr. Henson has also served as Chairman of the Board of Endosonics since February 1993. From April 1983 to February 1988, Mr. Henson served as President and Chief Executive Officer of Trimedyne, Inc., a manufacturer of medical lasers and catheters. Prior to joining Trimedyne in 1983, Mr. Henson held positions as Vice President for G. D. Searle & Company, Director of Marketing for the Hospital Products Division of Abbott Laboratories and Marketing Manager for Bristol-Myers Squibb Company. Mr. Henson is presently a director of Endosonics Corporation.

  Mr. LaViolette has served as a director of the Company since April 1996. Mr. LaViolette is a Senior Vice President and Group President of Boston Scientific Corporation. He joined Boston Scientific Corporation in 1994 as President of Boston Scientific International and in 1995 became Group President for the Nonvascular Businesses, which includes Microvasive Endoscopy and Microvasive Urology. Previously, Mr. LaViolette was with C. R. Bard, Inc. for ten years, where he served as President of Bard's

USCI Division from 1993 to 1994 and its USCI Angioplasty Division from 1991 to 1993. Before that time, he held several other marketing positions at Bard. Previously, he was with the Kendall Company, Hospital Products Division.

  Mr. Momsen has served as a director of the Company since December 1992. Since 1981, Mr. Momsen has been a general partner of InterWest Partners, a venture capital firm. Mr. Momsen is also a director of COR Therapeutics, Inc., Coulter Pharmaceutical, Inc., and Progenitor, Inc., each of which is a biopharmaceutical company, and Innovasive Devices, Inc., a tissue repair system company, Integ Incorporated, a medical diagnostic company, ArthroCare Corporation, a manufacturer of arthroscopic surgical equipment, and several privately held medical companies.

  Dr. Utz has served as a director of the Company since September 1994. He is an emeritus consultant, Mayo Clinic. Dr. Utz was Professor of Urology at Mayo Clinic and the Mayo Medical School from 1957 to 1988. He holds an M.D. degree from St. Louis University School of Medicine and a M.S. degree in Urology from the University of Minnesota. Dr. Utz has served in many medical and professional urological associations and received numerous prestigious awards in the field of urology. He is the author of over 145 publications and 28 abstracts and editorials.

          SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

  The following table includes information as of October 3, 1997 concerning the beneficial ownership of Common Stock by (i) the only shareholders known to the Company to hold more than five percent of the Common Stock, (ii) each of the directors of the Company, (iii) each executive officer of the Company, and
(iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, all beneficial owners have sole voting and investment power over the shares held.

                                                           PERCENTAGE OF
                                          NUMBER OF     OUTSTANDING SHARES
                                            SHARES      ----------------------
   NAME AND ADDRESS OF                   BENEFICIALLY    BEFORE        AFTER
    BENEFICIAL OWNER                       OWNED(1)     OFFERING     OFFERING
   -------------------                   ------------   ---------    ---------
John Reid..............................     563,837             6.0%         5.2%
195 Bunker Hill Avenue
Stratham, NH 03885
Boston Scientific Corporation..........     587,500             6.3%         5.4%
One Boston Scientific Place
Natick, MA 01670
Mitchell Dann..........................     494,357(2)          5.3%         4.5%
14405 21st Avenue North
Minneapolis, MN 55447
Jack E. Meyer..........................     171,711             1.8%         1.6%
Buzz Benson............................      25,334(3)            *            *
Janet Effland..........................      29,049(4)            *            *
Michael R. Henson......................       9,903(5)            *            *
Paul A. LaViolette.....................     590,000(6)          6.3%         5.4%
Robert R. Momsen.......................      18,727(7)            *            *
David C. Utz, M.D......................      19,250               *            *
John P. Costello.......................      14,062               *            *
Wesley E. Johnson, Jr..................      33,124               *            *
Jonathan R. McGrath....................      88,489               *            *
David W. Powell........................       9,375               *            *
W. Allen Putnam........................      73,457               *            *
All directors and executive officers as
 a group (13 persons)..................   1,576,830            16.4%        14.2%

--------
  * Indicates ownership of less than one percent.
(1) Includes options to purchase the following number of shares, which are or will become exercisable within 60 days of October 3, 1997: Mr. Dann, 20,000 shares; Mr. Meyer, 60,064 shares; Mr. Benson, 2,500 shares; Ms. Effland, 2,500 shares; Mr. Henson, 2,500 shares; Mr. LaViolette, 2,500 shares; Mr. Momsen, 2,500 shares; Dr. Utz, 14,750 shares; Mr. Costello, 14,062 shares; Mr. Johnson 21,874 shares, Mr. McGrath 82,233 shares, Mr. Powell, 9,375 shares; Mr. Putnam 25,358 shares; and all officers and directors as a group, 260,216 shares.
(2)  Includes 5,358 shares owned by M. Dann & Co. Profit Sharing Trust.
(3) Includes 1,561 shares owned individually by Mr. Benson and 21,273 shares owned by the Piper Venture Management III Fund Limited Partnership, the general partner of Piper Jaffray Healthcare Fund Limited Partnership. Mr. Benson, a director of the Company, is a partner in such partnership and, as such, may be deemed to share voting and investment power with respect to such shares. Mr. Benson disclaims beneficial ownership of such shares except to the extent of his respective interest in such shares arising from his interest in the partnership.

(4) Includes 12,721 shares owned individually by Ms. Effland and 13,828 shares owned by CIN Ventures Nominees, Ltd., which is managed by Patricof & Co. Ventures, Inc. Ms. Effland, a director of the Company, is a General Partner and Vice-President of Patricof & Co. Ventures, Inc. and, as such, may be deemed to share voting and investment power with respect to such shares. Ms. Effland disclaims beneficial ownership of such shares except to the extent of her respective interest in such shares arising from her interest in the partnership.
(5) Includes 499 shares owned by the Henson Family Trust, of which Mr. Henson is a trustee.
(6) Includes 587,500 shares owned by Boston Scientific Corporation. Mr. LaViolette is a Senior Vice President and Group President of Boston Scientific Corporation. Mr. LaViolette disclaims beneficial ownership of shares held by Boston Scientific Corporation.
(7) Includes 16,227 shares owned by the Momsen Living Trust, of which Mr. Momsen is a trustee.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 25,000,000 shares which are designated as Common Stock, $.01 par value per share, 250,000 shares which are designated as Series A Junior Participating Preferred Stock and 4,750,000 shares that are not designated as to terms and preferences.

COMMON STOCK

  All shares of Common Stock have equal voting rights and have one vote per share in all matters to be voted upon by shareholders. Cumulative voting in the election of directors is not allowed. No share of Common Stock is entitled to preference over any other share of Common Stock, and each share of Common Stock is equal to every other share of Common Stock in all respects. All of the outstanding shares of Common Stock are, and the shares to be sold pursuant to this offering will be, fully paid and nonassessable. The shares of Common Stock have no preemptive or conversion rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. Subject to the rights of holders of any Preferred Stock that may be outstanding, each share of Common Stock is entitled to share in any distribution of capital assets remaining after payment of liabilities. Subject to the rights of holders of any Preferred Stock that may be outstanding, shareholders of Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors out of funds legally available thereof. Any such dividends may be paid in cash, property or shares of Common Stock.

  As of October 3, 1997, there were 9,341,196 shares of Common Stock outstanding, which were held by 236 shareholders of record.

UNDESIGNATED STOCK

  The Board of Directors of the Company is empowered to establish, and to designate the name of, each class or series of the undesignated shares and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the Board of Directors, without shareholder approval, may issue undesignated stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the Common Stock.

  The existence of undesignated stock may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of Common Stock, to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction. The anti-takeover effects of the undesignated shares may deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Common Stock.

SHAREHOLDER RIGHTS AGREEMENT

  On January 14, 1997, the Board of Directors of the Company adopted a Rights Agreement (the "Rights Agreement"), commonly called a poison pill. Pursuant to the terms of the Rights Agreement, one right (a "Right") was issued in respect of each share of the Company's Common Stock outstanding. Such Rights also attach to each share of Common Stock issued subsequent to the adoption of the Rights Agreement, including the shares of Common Stock offered hereby. Each Right entitles the holder to purchase a fraction of a share of the Company's Series A Junior Participating Preferred Stock or, in certain instances, Common Stock of the Company or stock of an Acquiring Person (as defined below) in the event that (i) a third party or a group (an "Acquiring Person") acquires beneficial ownership of 15% or more of the Common Stock or (ii) a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person is commenced. The Rights Agreement will be in effect through January 14, 2007 and could have the effect of discouraging tender offers or other transactions which could result in shareholders receiving a premium over the market price of Common Stock. No shares of Series A Junior Participating Preferred Stock are outstanding.

REGISTRATION RIGHTS

  Under the Urologix, Inc. Amended and Restated Investors' Rights Agreement, dated December 1995, purchasers of the Company's formerly outstanding Series A, Series B, Series C, and Series D Preferred Stock acquired certain demand and piggyback registration rights for the shares of Common Stock into which their shares of Preferred Stock converted at the time of the initial public offering. Each holder's registration rights expire on the earlier of (i) five years after the Company's May 1996 initial public offering, or (ii) the date that all shares entitled to registration held by such holder may be sold under Rule 144 during any 90-day period.

  All shares of Common Stock issued upon conversion of the Series A, Series B and Series C Stock may be sold under Rule 144(k) and all shares issued upon conversion of the Series D Preferred Stock may be sold under Rule 144, subject in each case to limitations applicable to affiliates. Because the warrant holder and certain affiliates of the Company may not be able to sell all of their shares under Rule 144 in any 90-day period, the Company obtained waivers from those holders in connection with this offering. All other registration rights have expired.

ANTI-TAKEOVER PROVISIONS OF MINNESOTA BUSINESS CORPORATION ACT

  Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board and to discourage an unsolicited takeover of the Company, if the Board determines that such a takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

  Section 302A.671 of the Minnesota Business Corporation Act ("MBCA") provides that, unless the acquisition of certain new percentages of voting control of the Company (in excess of 20%, 33 1/3% or 50%) by an existing shareholder or other person is approved by a majority of the disinterested shareholders of the Company, the shares acquired above such new percentage level of voting control will not be entitled to voting rights. The Company is required to hold a special shareholders' meeting to vote on any such acquisition within 55 days after the delivery to the Company by the acquirer of an information statement describing, among other things, the acquirer and any plans of the acquirer to liquidate or dissolve the Company and copies of definitive financing agreements for any financing of the acquisition not to be provided by funds of the acquirer. If any acquirer does not submit an information statement to the Company within ten days after acquiring shares representing a new threshold percentage of voting control of the Company, or if the disinterested shareholders vote not to approve such an acquisition, the Company may redeem the shares so acquired by the acquirer at their market value. Section 302A.671 generally does not apply to a cash offer to purchase all shares of voting stock of the issuing corporation if such offer has been approved by a majority vote of disinterested board members of the issuing corporation.

  Section 302A.673 of the MBCA restricts certain transactions between the Company and a shareholder who becomes the beneficial holder of 10% or more of the Company's outstanding voting stock (an "interested shareholder") unless a majority of the disinterested directors of the Company have approved, prior to the date on which the shareholder acquired a 10% interest, either the business combination transaction suggested by such a shareholder or the acquisition of shares that made such a shareholder a statutory interested shareholder. If such prior approval is not obtained, the statute imposes a four-year prohibition from the statutory interested shareholder's share acquisition date on mergers, sales of substantial assets, loans, substantial issuances of stock and various other transactions involving the Company and the statutory interested shareholder or its affiliates.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Company's Bylaws and the statutes of the State of Minnesota require the Company to indemnify any director, officer, employee or agent who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against certain liabilities and expenses incurred in connection with the action, suit or proceeding, except where such persons have not acted in good faith or did not reasonably believe that the conduct was in the best interests of the Company.

  In addition, the Company has entered into indemnification agreements with each of its directors and officers. These agreements provide for indemnification to the full extent permitted by Minnesota Law.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or other persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar with respect to the Common Stock is Norwest Bank Minnesota, N.A.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated, Dain Bosworth Incorporated and PaineWebber Incorporated, have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                                      NUMBER OF
       UNDERWRITER                                                     SHARES
       -----------                                                    ---------
BT Alex. Brown Incorporated..........................................
Dain Bosworth Incorporated...........................................
PaineWebber Incorporated.............................................
                                                                      ---------
Total................................................................ 1,500,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and
to certain dealers at such price less a concession not in excess of $   per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $   per share to certain other dealers. After the public
offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,500,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,500,000 shares are being offered.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Company and holders of approximately 1,772,043 shares of Common Stock have agreed not to offer, sell or otherwise dispose of any of such Common Stock for a period of 90 days after the date of this Prospectus without the prior consent of BT Alex. Brown Incorporated on behalf of the Representatives of the Underwriters.

  The Underwriters have advised the Company that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to an Underwriter or dealer in connection with this offering if the Common Stock originally sold by such Underwriter or dealer is purchased by the Underwriters in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or dealer. The Underwriters have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  As permitted by Rule 103 under the Securities Exchange Act of 1934, as amended, Underwriters or prospective Underwriters that are market markers ("passive market makers") in the Common Stock may make bids for or purchases of Common Stock on the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that: (i) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the Registration Statement of which this Prospectus forms a part; (ii) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers; and (iii) bids made by passive market makers must be identified as such.


                                 LEGAL MATTERS

  The validity of the Shares offered hereby will be passed upon for the Company by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota. Certain legal matters relating to the offering will be passed upon for the Underwriters by Dorsey & Whitney LLP, Minneapolis, Minnesota.

                                    EXPERTS

  The audited financial statements included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the offering of the securities offered hereby. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or as previously filed with the Commission and incorporated herein by reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. The Commission also maintains a Web site (http://www.sec.gov) at which reports, proxy and information statements and other information regarding the Company may be accessed. In addition, such reports, proxy statements and other information can also be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been filed by the Company with the Commission and are incorporated herein by reference (i) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997, and (ii) the description of the Company's capital stock contained in the Registration Statement on Form 8-A, as filed on May 1, 1996 (file no. 0-28414).

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the oral or written request of any such person, a copy of all documents which are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Wesley E. Johnson, Jr., Urologix, Inc. 14405 21st Avenue North, Minneapolis, Minnesota 55447, (612) 475-1400.

                                 UROLOGIX, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Public Accountants................................. F-2
Balance Sheets as of June 30, 1996 and 1997.............................. F-3
Statements of Operations for years ended June 30, 1995, 1996 and 1997.... F-4
Statements of Shareholders' Equity for years ended June 30, 1995, 1996 and 1997................................................................ F-5
Statements of Cash Flows for years ended June 30, 1995, 1996 and 1997.... F-6
Notes to Financial Statements............................................ F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Urologix, Inc.:

  We have audited the accompanying balance sheets of Urologix, Inc. (a Minnesota corporation) as of June 30, 1996 and 1997 and the related statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Urologix, Inc. as of June 30, 1996 and 1997, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
August 8, 1997

                                 UROLOGIX, INC.

                                 BALANCE SHEETS

                                 AS OF JUNE 30

                                                         1996          1997
                                                      -----------  ------------
                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.........................  $    65,042  $    275,571
  Available-for-sale securities.....................   40,779,176    25,825,238
  Accounts receivable...............................       35,066     1,272,994
  Inventories.......................................      415,920     2,119,373
  Prepaids and other current assets.................      365,976       667,593
                                                      -----------  ------------
      Total current assets..........................   41,661,180    30,160,769
                                                      -----------  ------------
PROPERTY AND EQUIPMENT:
  Leasehold improvements............................       79,721       539,039
  Machinery, equipment and furniture................      699,694     2,141,622
  Less-Accumulated depreciation and amortization....     (401,381)     (832,604)
                                                      -----------  ------------
      Property and equipment, net...................      378,034     1,848,057
OTHER ASSETS........................................      328,641     3,573,261
                                                      -----------  ------------
                                                      $42,367,855  $ 35,582,087
                                                      ===========  ============
        LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of capital lease obligations...  $    17,926  $     19,531
  Accounts payable..................................      845,566     2,087,443
  Accrued liabilities...............................      858,158     1,040,345
                                                      -----------  ------------
      Total current liabilities.....................    1,721,650     3,147,319
CAPITAL LEASE OBLIGATIONS, less current maturities..       57,868        37,725
                                                      -----------  ------------
      Total liabilities.............................    1,779,518     3,185,044
                                                      -----------  ------------
COMMITMENTS AND CONTINGENCIES (Note 5)
SHAREHOLDERS' EQUITY (Note 4):
  Undesignated stock, 4,750,000 shares authorized;
   none issued or outstanding.......................          --            --
  Series A Junior Participating Preferred Stock,
   250,000 shares authorized, none issued or
   outstanding......................................          --            --
  Common stock, $.01 par value, 25,000,000 shares
   authorized;
   9,128,433 and 9,256,594 shares issued and
   outstanding......................................       91,284        92,566
  Additional paid-in capital........................   59,030,559    59,131,097
  Accumulated deficit...............................  (18,533,506)  (26,767,362)
  Net unrealized losses on investments..............          --        (59,258)
                                                      -----------  ------------
      Total shareholders' equity....................   40,588,337    32,397,043
                                                      -----------  ------------
                                                      $42,367,855  $ 35,582,087
                                                      ===========  ============

  The accompanying notes to financial statements are an integral part of these balance sheets.

                                 UROLOGIX, INC.

                            STATEMENTS OF OPERATIONS

                                            FOR THE YEARS ENDED JUNE 30
                                        -------------------------------------
                                           1995         1996         1997
                                        -----------  -----------  -----------
SALES.................................. $   489,350  $   362,118  $ 5,503,800
COST OF GOODS SOLD.....................     785,298    1,177,455    4,866,082
                                        -----------  -----------  -----------
    Gross profit (loss)................    (295,948)    (815,337)     637,718
                                        -----------  -----------  -----------
COSTS AND EXPENSES:
  Research and development.............   4,099,070    4,811,165    5,048,917
  Sales and marketing..................     477,380    1,006,544    3,429,443
  General and administrative...........     883,409    1,191,518    2,226,012
                                        -----------  -----------  -----------
    Total costs and expenses...........   5,459,859    7,009,227   10,704,372
                                        -----------  -----------  -----------
OPERATING LOSS.........................  (5,755,807)  (7,824,564) (10,066,654)
INTEREST INCOME, net...................     329,060      231,252    1,832,798
                                        -----------  -----------  -----------
NET LOSS............................... $(5,426,747) $(7,593,312) $(8,233,856)
                                        ===========  ===========  ===========
NET LOSS PER COMMON SHARE.............. $     (0.91) $     (1.22) $     (0.90)
                                        ===========  ===========  ===========
WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING (Note 2)...........   5,996,162    6,235,291    9,173,419
                                        ===========  ===========  ===========


  The accompanying notes to financial statements are an integral part of these statements.

                                 UROLOGIX, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                              NONCUMULATIVE
                          CONVERTIBLE PREFERRED
                                  STOCK              COMMON STOCK    ADDITIONAL                    NET         TOTAL
                          ------------------------ -----------------   PAID-IN    ACCUMULATED   UNREALIZED SHAREHOLDERS'
                             SHARES      AMOUNT     SHARES   AMOUNT    CAPITAL      DEFICIT       LOSSES      EQUITY
                          ------------  ---------- --------- ------- -----------  ------------  ---------- -------------
BALANCE, June 30, 1994..     3,603,993  $  36,040  1,170,510 $11,705 $14,858,782  $ (5,513,447)       --    $ 9,393,080
 Stock options
  exercised.............           --         --      27,394     274      10,082           --         --         10,356
 Net loss...............           --         --         --      --          --     (5,426,747)       --     (5,426,747)
                          ------------  ---------  --------- ------- -----------  ------------   --------   -----------
BALANCE, June 30, 1995..     3,603,993     36,040  1,197,904  11,979  14,868,864   (10,940,194)       --      3,976,689
 Issuance of preferred
  stock, net............       638,806      6,388        --      --    4,580,676           --         --      4,587,064
 Stock options
  exercised.............           --         --     160,375   1,603      63,312           --         --         64,915
 Preferred stock
  conversion............    (4,242,799)   (42,428) 4,665,154  46,652      (4,224)          --         --            --
 Shares issued through
  initial public
  offering, net.........           --         --   3,105,000  31,050  39,521,931           --         --     39,552,981
 Net loss...............           --         --         --      --          --     (7,593,312)       --     (7,593,312)
                          ------------  ---------  --------- ------- -----------  ------------   --------   -----------
BALANCE, June 30, 1996..           --         --   9,128,433  91,284  59,030,559   (18,533,506)       --     40,588,337
 Stock options
  exercised.............           --         --     128,161   1,282     100,538           --         --        101,820
 Net unrealized losses
  on investments........           --         --         --      --          --            --     (59,258)      (59,258)
 Net loss...............           --         --         --      --          --     (8,233,856)       --     (8,233,856)
                          ------------  ---------  --------- ------- -----------  ------------   --------   -----------
BALANCE, June 30, 1997..           --   $     --   9,256,594 $92,566 $59,131,097  $(26,767,362)  $(59,258)  $32,397,043
                          ============  =========  ========= ======= ===========  ============   ========   ===========


  The accompanying notes to financial statements are an integral part of these statements.

                                 UROLOGIX, INC.

                            STATEMENTS OF CASH FLOWS

                                            FOR THE YEARS ENDED JUNE 30
                                       ---------------------------------------
                                          1995          1996          1997
                                       -----------  ------------  ------------
OPERATING ACTIVITIES:
 Net loss............................. $(5,426,747) $ (7,593,312) $ (8,233,856)
 Adjustments to reconcile net loss to
  net cash used for operating
  activities--
  Depreciation and amortization.......     104,433       128,770       431,223
  Change in operating items:
   Inventories........................    (273,850)       69,713    (1,703,453)
   Accounts receivable................          --       (35,065)   (1,237,928)
   Prepaids and other current assets..    (191,687)     (174,289)     (301,617)
   Accounts payable and accrued
    liabilities.......................     531,670       832,458     1,424,064
   Other assets.......................      51,924       (19,524)          --
                                       -----------  ------------  ------------
    Net cash used for operating
     activities.......................  (5,204,257)   (6,791,249)   (9,621,567)
                                       -----------  ------------  ------------
INVESTING ACTIVITIES:
 Purchases of property and equipment..    (259,255)     (134,336)   (1,901,246)
 Purchase of securities...............  (3,229,459)  (40,529,176)  (83,807,022)
 Proceeds from sale of securities.....   1,520,000     1,972,452    98,701,702
 Purchase of intangible assets, net...         --            --     (3,244,620)
                                       -----------  ------------  ------------
    Net cash provided by (used for)
     investing activities.............  (1,968,714)  (38,691,060)    9,748,814
                                       -----------  ------------  ------------
FINANCING ACTIVITIES:
 Proceeds from issuance of common
  stock, net..........................         --     39,552,981           --
 Proceeds from issuance of preferred
  stock, net..........................         --      4,587,064           --
 Proceeds from exercise of stock
  options.............................      10,356        64,915       101,820
 Payments made on capital lease
  obligations.........................     (68,121)       (6,650)      (18,538)
                                       -----------  ------------  ------------
    Net cash provided by (used for)
     financing activities.............     (57,765)   44,198,310        83,282
                                       -----------  ------------  ------------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS.....................  (7,230,736)   (1,283,999)      210,529
CASH AND CASH EQUIVALENTS:
 Beginning of period..................   8,579,777     1,349,041        65,042
                                       -----------  ------------  ------------
 End of period........................ $ 1,349,041  $     65,042  $    275,571
                                       ===========  ============  ============
Supplemental cash flow disclosures:
Cash paid for Interest................ $     4,262  $      3,976  $      8,706
                                       ===========  ============  ============
Noncash investing and financing
 activities:
 Common stock issued upon conversion
  of Preferred Stock.................. $       --   $     42,428  $        --
                                       ===========  ============  ============

  The accompanying notes to financial statements are an integral part of these statements.

                                UROLOGIX, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS:

 Description of Operating Activities

  Urologix, Inc. (Urologix or the Company) was organized to research, develop, manufacture and market innovative devices for the treatment of benign prostatic hyperplasia (BPH) and other urologic diseases. Since inception (May 29, 1991) through June 30, 1996, the Company was a development stage enterprise, having devoted substantially all of its efforts to proprietary product development and selling the Targis System to international distributors. Such efforts also included raising capital, performing clinical trials, and developing commercial markets. As of June 30, 1997, regulatory approvals necessary to market the Targis System in the European Union Countries, Japan and Canada had been obtained. On August 26, 1997, the Company received United States Food and Drug Administration (FDA) approval to market the Targis System in the United States. The Company is required to comply with the regulations of the FDA in the United States.

  Although the Company began actively selling its products during fiscal 1997 and no longer considers itself to be in the development stage, it has not operated profitably to date and there are no assurances that it will operate profitably in the future. The Company's success will be dependent upon, among other things, the extent to which satisfactory reimbursement for the Targis System can be obtained from health care payors and its ability to protect its Targis System and technology under United States and international patent laws. The Company faces and expects increasing competition from numerous other companies developing other procedures for the treatment of BPH.

2. SIGNIFICANT ACCOUNTING POLICIES:

 Cash and Cash Equivalents

  The Company classifies highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

 Available-for-Sale Securities

  The Company invests in money market funds and U.S. government and investment-grade corporate securities with original maturities ranging from 90 days to two years. These investments are considered to be available-for-sale, and are stated at market value, which approximates cost.

 Inventories

  Inventories are stated at the lower of first-in, first-out cost or market and consisted of:

                                                                   JUNE 30
                                                             -------------------
                                                               1996      1997
                                                             -------- ----------
   Raw materials............................................ $ 48,459 $  915,609
   Work-in-process..........................................   54,969    352,174
   Finished goods...........................................  312,492    851,590
                                                             -------- ----------
                                                             $415,920 $2,119,373
                                                             ======== ==========

 Property and Equipment

  Property and equipment are stated at cost. Improvements that extend the useful lives of property and equipment are capitalized at cost and depreciated. Repairs and maintenance are charged to expense as incurred. Depreciation is provided using the straight-line method based upon estimated useful lives of three to seven years for machinery, equipment, furniture, and leasehold improvements.

 Other Assets

  Other assets consist primarily of license fees and prepaid royalties resulting from patent licensing agreements. The agreements require the Company to pay a royalty on sales of certain catheters and related

                                UROLOGIX, INC.

systems. The license fees and amounts prepaid by the Company will be charged to expense as sales are recognized.

 Research and Development Costs

  Research and development costs are charged to expense as incurred.

 Net Loss Per Common Share

  Net loss per common share was computed by dividing net loss by the weighted average number of shares of common stock outstanding during each period. The impact of common stock equivalents has been excluded from the computation of weighted average common shares outstanding, except as follows, as the effect would be antidilutive. Pursuant to Securities and Exchange Commission rules, stock options granted within one year prior to the date of the initial public offering have been included in the calculation of common share equivalents as if they were outstanding for the years ended June 30, 1995 and 1996.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The ultimate results could differ from those estimates.

 Financial Instruments

  For most financial instruments, including cash, available-for-sale securities, accounts payable and accruals, management believes that the carrying amount approximates fair value, as the majority of these instruments are short-term in nature.

 New Accounting Pronouncements

  The Company will adopt in the fiscal year ending June 30, 1998, Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS No. 128), which was issued in February 1997. SFAS No. 128 requires disclosure of basic earnings per share (EPS) and diluted EPS, which replaces the existing primary EPS and fully diluted EPS, as defined by APB No. 15. Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is computed similar to primary EPS as previously reported, provided that, when applying the treasury stock method to common equivalent shares, the Company must use its average share price for the period rather than the more dilutive greater of the average share price or end of period share price required by APB No. 15. The Company believes this will not have a material affect on EPS.

3. INCOME TAXES:

  A reconciliation of the Company's statutory tax rate to the effective rate for the years ended June 30 is as follows:

                                                               1995  1996  1997
                                                               ----  ----  ----
   Federal statutory rate.....................................   34%   34%   34%
   State taxes, net of federal tax benefit....................    6     6     6
   Valuation allowance........................................  (40)  (40)  (40)
                                                               ----  ----  ----
                                                                -- %  -- %  -- %
                                                               ====  ====  ====

                                UROLOGIX, INC.

  As of June 30, 1997, the Company had net operating loss carryforwards of approximately $25,000,000 for federal income tax purposes that are available to offset future taxable income through the year 2011. Certain restrictions caused by the change in ownership resulting from sales of stock will limit annual utilization of the net operating loss carry forwards.

  The components of the Company's deferred tax asset for the years ended June 30, is as follows:

                                                      1995     1996      1997
                                                     -------  -------  --------
   Net operating loss carry forwards................ $ 3,996  $ 6,802  $ 10,151
   Temporary deductible differences.................     --       870       160
   Valuation allowance..............................  (3,996)  (7,672)  (10,311)
                                                     -------  -------  --------
                                                     $   --   $   --   $    --
                                                     =======  =======  ========

4. SHAREHOLDERS' EQUITY:

 Initial Public Offering

  In May 1996, the Company completed an initial public offering of 3,105,000 shares of common stock which generated net proceeds of $39,552,981, to be used to fund research and development, clinical trials, sales and marketing activities, and fixed asset and working capital requirements.

 Reverse Stock Split

  The Company's shareholders approved a 1-for-2 reverse common and convertible preferred stock split effective April 30, 1996. The effect of the reverse stock split has been reflected for all periods presented in the accompanying financial statements.

 Convertible Preferred Stock

  From February through June 1994, the Company issued 1,250 Series B and 2,264,292 Series C convertible preferred shares at $4.00 and $4.40 per share, respectively, for total net proceeds of $9,848,050. In December 1996 and March 1997, the Company completed the sales of 312,500 and 326,306 Series D convertible preferred shares at $8.00 per share, for total net proceeds of $4,587,064.

  In conjunction with the Company's initial public offering, all shares of convertible preferred stock were converted to 4,665,154 shares of common stock, in accordance with each series' respective conversion ratio.

 Stock Options

  The Company has a stock option plan (the 1991 Stock Option Plan) which provides for the granting of incentive stock options to employees and nonqualified stock options to employees, directors and consultants. As of June 30, 1997, the Company has reserved 1,550,910 shares of common stock under this plan. As of June 30, 1997, 266,969 options were available for future grants under this plan. Options expire seven to ten years from the date of grant and are subject to varying vesting schedules. In April 1996, the Company amended the 1991 Stock Option Plan to provide for the automatic grant of 10,000 stock options to each nonemployee director upon the later of initial election or the effective date of an initial public offering. Options are granted at fair market value, vest over four years, and expire ten years from date of grant, or one year after the person ceases to be a director of the Company, whichever occurs earlier.

                                UROLOGIX, INC.

  Shares subject to option are summarized as follows:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                               STOCK    EXERCISE
                                                              OPTIONS    PRICE
                                                              --------  --------
   Balance at June 30, 1994..................................  507,472   $  .39
     Options granted.........................................  212,953      .60
     Options canceled........................................   (1,206)     .40
     Options exercised.......................................  (27,394)     .36
                                                              --------   ------
   Balance at June 30, 1995..................................  691,825      .46
     Options granted.........................................  376,936     8.83
     Options canceled........................................     (454)     .60
     Options exercised....................................... (160,389)     .48
                                                              --------   ------
   Balance at June 30, 1996..................................  907,918     3.93
     Options granted.........................................  196,000    16.35
     Options canceled........................................   (2,020)     .60
     Options exercised....................................... (128,161)     .81
                                                              --------   ------
   Balance at June 30, 1997..................................  973,737   $ 5.47
                                                              ========   ======
   Options exercisable at June 30, 1997......................  581,721   $ 2.00
                                                              ========   ======

  The Company accounts for stock options under Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these options been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the net loss and loss per share would have been increased to the following pro forma amounts:

                                                          1996         1997
                                                       -----------  -----------
   Net loss............................... As reported $(7,593,312) $(8,233,856)
                                           Pro forma    (7,913,515)  (9,872,331)
   Net loss per share..................... As reported $     (1.22) $     (0.90)
                                           Pro forma         (1.27)       (1.08)

  For purposes of calculating the above required disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1997, respectively: risk-free interest rates of 5.0% and 6.87%, no expected dividend yield, expected lives of seven years and expected volatility of 54.25%.

  The weighted average fair value of options granted during 1996 and 1997 was $8.83 and $16.35, respectively. Options issued during 1996 and 1997, which remain outstanding at June 30, 1997, have an exercise price between $.60 and $18.50, a weighted average exercise price of $11.56 and a weighted average remaining contractual life of 9.0 years.

 1996 Employee Stock Purchase Plan

  In 1996, the Company adopted the 1996 Employee Stock Purchase Plan (the
Plan), and reserved 100,000 common shares for issuance under the Plan, commencing upon the effective date of an initial public offering. Under the terms of the Plan, employees may purchase common shares at prices to be determined by the Company's board of directors, ranging from 85% to 100% of the shares' estimated fair market value. Eligible employees elect to participate through payroll deductions up to the maximum level established by the board of directors, but not to exceed 10% of the participant's base pay, as defined. As of June 30, 1996, 10,540 shares had been purchased under the Plan for gross proceeds of $125,426.

                                UROLOGIX, INC.

5. COMMITMENTS AND CONTINGENCIES:

 Purchase Commitments

  At June 30, 1997, the Company has orders outstanding to purchase a certain number of Targis Control Systems, the primary system necessary for all treatments, from a third-party vendor for a total purchase commitment of approximately $4,050,000.

 Product Manufacture

  The Targis Control Unit for the Targis System is assembled by a contract manufacturer pursuant to a supply agreement with the Company. In the event the Company had to obtain a substitute manufacturer, the Company could experience significant delays in obtaining a substitute supplier.

 Sales Commitments

  In 1996, the Company signed agreements granting Boston Scientific Corporation and Nihon Kohden Corporation exclusive distribution rights of the Targis System in all geographic areas other than the United States. Nihon Kohden Corporation has exclusive distribution rights for Japan. Boston Scientific Corporation has exclusive distribution rights for the rest of the world.

 Litigation

  In 1996, the Company received notice from a licensor to a patent license, which was contained in a settlement agreement, of its intent to terminate the license based on allegations of the Company's breach of certain terms of the settlement agreement. The Company's management strongly believes the licensor's allegations are without merit and has filed a suit against the licensor to enforce the terms of the agreement. The formal discovery period in the lawsuit has closed, and the case is currently set for trial no later than April 1998.

 401(k) Plan

  The Company provides a 401(k) savings plan to which eligible employees may make pretax payroll contributions up to 15% of compensation. Company matching contributions are discretionary, and none have been made to date.

 Leases

  The Company leases its facility and certain equipment under noncancelable operating or capital leases, which expire at various dates through fiscal 2002. Rent expense related to operating leases was approximately $102,500, $139,700 and $250,800 for the years ended June 30, 1995, 1996 and 1997, respectively. Future minimum lease commitments under noncancelable operating and capital leases with initial remaining terms of one year or more are as follows as of June 30, 1997:

                                                            OPERATING  CAPITAL
                                                              LEASES    LEASES
                                                            ---------- --------
   Fiscal year:
     1998.................................................. $  207,600 $ 25,896
     1999..................................................    207,600   32,005
     2000..................................................    207,600    9,517
     2001..................................................    207,600      --
     2002..................................................    207,600      --
                                                            ---------- --------
                                                            $1,038,000   67,418
                                                            ==========
   Less--Imputed interest..................................             (10,162)
       Current maturities..................................             (19,531)
                                                                       --------
   Long-term capital lease obligations.....................            $ 37,725
                                                                       ========

                               Catheter-based and truly
                               anesthesia-free. Targis
                               System treatment mini-
                               mizes complication risk
                               and patient discomfort.
                                                             [Photo of Targis
                                                              System Catheter]
THE PROCEDURE
Clinically Proven Results
                                              [Photo of microwave energy
                                                  during procedure]

      The proprietary antenna
      sends microwave energy di-
      rectly to the targeted area
      of the prostate, allowing
      higher temperatures and
      longer duration for more ef-
      fective treatment.

                                                [Photo of catheter cooling]
              Advanced catheter cool-
              ing protects the ure-
              thra, diminishing
              patient discomfort and
              preventing damage to im-
              portant tissues.

                                                Significant areas of ne-
                                                crosed tissue following
                                                Targis treatment
                                                indicate effective, du-
                                                rable results.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
The Company..............................................................  11
Use of Proceeds..........................................................  12
Price Range of Common Stock..............................................  13
Dividend Policy..........................................................  13
Capitalization...........................................................  14
Dilution.................................................................  15
Selected Financial Data..................................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  20
Management...............................................................  39
Security Ownership of Principal Shareholders and Management..............  42
Description of Capital Stock.............................................  44
Underwriting.............................................................  47
Legal Matters............................................................  48
Experts..................................................................  48
Available Information....................................................  49
Incorporation of Certain Documents by Reference..........................  49
Index to Financial Statements............................................ F-1

                                 ------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               1,500,000 Shares


                                    (LOGO)

                                 Common Stock

                                 ------------

                                  PROSPECTUS

                                 ------------

                                 BT ALEX. BROWN

                                 DAIN BOSWORTH
                                 Incorporated

                           PAINEWEBBER INCORPORATED

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission Registration Fee................... $ 11,566
NASD Filing Fee.......................................................    4,317
Nasdaq National Market Listing Fee....................................   17,500
Printing Expenses.....................................................  125,000
Accounting Fees and Expenses..........................................   75,000
Legal Fees and Expenses...............................................  125,000
Blue Sky Fees and Expenses............................................   12,500
Fees of Transfer Agent and Registrar..................................   10,000
Miscellaneous Expenses................................................  119,117
                                                                       --------
  Total............................................................... $500,000
                                                                       ========

  All of the above expenses except the Securities and Exchange Commission registration fee and the NASD filing fee are estimated. All of such expenses will be borne by the Company.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Amended and Restated Articles of Incorporation and Bylaws of Urologix provide for indemnification of directors to the full extent permitted by the Minnesota Business Corporation Act. Minnesota Statutes Section 302A.521 provides that a Minnesota business corporation shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined therein) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of Urologix.

  In addition, the Company has entered or will enter into indemnification agreements with each of its directors and officers which provide for indemnification of such persons in certain circumstances. The Company has obtained directors and officers liability insurance for each of its directors and executive officers.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Urologix pursuant to the foregoing provisions, Urologix has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

  Under Section 8 of the Underwriting Agreement to be filed as Exhibit 1.1 hereto, the Underwriters agreed to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act against certain liabilities.

ITEM 16. EXHIBITS

 EXHIBIT
   NO.   EXHIBIT
 ------- -------
  1.1    Underwriting Agreement (1)
  5.1    Opinion of Lindquist & Vennum P.L.L.P.
 23.1    Consent of Arthur Andersen LLP
 23.2    Consent of Lindquist & Vennum P.L.L.P., included in Exhibit 5.1
 24.1    Power of Attorney (1)
 99.1    Press Release dated October 23, 1997 announcing fiscal 1998 first quarter results.

--------

(1) Previously Filed

ITEM 17. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


  (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Plymouth, State of Minnesota, on the 22nd day of October, 1997.

                                          Urologix, Inc.


                                          By:       /s/ Jack E. Meyer
                                              _________________________________
                                                      JACK E. MEYER,
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                   OFFICER AND DIRECTOR

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 22, 1997.

              SIGNATURE                                TITLE

                                       Chairman of the Board
               *
-------------------------------------
            MITCHELL DANN

                                       Director, President and Chief
       /s/ Jack E. Meyer                Executive Officer
-------------------------------------
 JACK E. MEYER (PRINCIPAL EXECUTIVE
              OFFICER)

                                       Vice President, Chief Financial
   /s/ Wesley E. Johnson, Jr.           Officer and Secretary
-------------------------------------
  WESLEY E. JOHNSON, JR. (PRINCIPAL
         ACCOUNTING OFFICER)

                                       Director
               *
-------------------------------------
             BUZZ BENSON

                                       Director
               *
-------------------------------------
          JANET G. EFFLAND

                                       Director
               *
-------------------------------------
          MICHAEL R. HENSON

                                       Director
               *
-------------------------------------
         PAUL A. LAVIOLETTE

                                       Director
               *
-------------------------------------
            ROBERT MOMSEN

                                       Director
               *
-------------------------------------
         DAVID C. UTZ, M.D.

By    /s/ Wesley E. Johnson, Jr.

  -------------------------------------

 WESLEY E. JOHNSON, JR. Attorney-In-
              Fact